EXHIBIT 2.1

ASSET PURCHASE AGREEMENT
BY AND AMONG
F&H ACQUISITION CORP.,
EACH SUBSIDIARY OF F&H ACQUISITION CORP.
SET FORTH ON THE SIGNATURE PAGES HERETO1

AND

CERBERUS BUSINESS FINANCE, LLC
(as Prepetition Second Lien Agent on behalf of the Cerberus Second Lien Lenders under the Prepetition Second Lien Credit Agreement and not in its individual capacity)

Dated as of February 7, 2014

___________________________
1 Fox & Hound Restaurant Group, a Delaware corporation; TENT Finance, Inc., a Delaware corporation; Fox & Hound of Littleton, Inc., a Colorado corporation; TENT Restaurant Operations, Inc., a Delaware corporation; Alabama Fox & Hound, Inc., an Alabama corporation; Fox & Hound of Arizona, Inc., an Arizona corporation; Fox & Hound of Colorado, Inc., a Colorado corporation; F & H Restaurant of Georgia, Inc., a Georgia corporation; Fox & Hound of Illinois, Inc., an Illinois corporation; Fox & Hound of Indiana, Inc., an Indiana corporation; F & H of Iowa, Inc., an Iowa corporation; Fox & Hound of Kansas, Inc., a Kansas corporation; Fox & Hound of Kentucky, Inc., a Kentucky corporation; Fox & Hound of Louisiana, Inc., a Louisiana corporation; Fox & Hound of Nebraska, Inc., a Nebraska corporation; Fox & Hound of Maryland, Inc., a Maryland corporation; Fox & Hound of New Jersey, Inc., a New Jersey corporation; Fox & Hound of New Mexico, Inc., a New Mexico corporation; Fox & Hound of Ohio, Inc., an Ohio corporation; Fox & Hound of Oklahoma, Inc., an Oklahoma corporation; Winston-Salem Fox & Hound, Inc., a Delaware corporation; Champps Entertainment, Inc., a Delaware corporation; Champps Operating Corporation, a Minnesota corporation; Champps of Maryland, Inc., a Maryland corporation; F & H Restaurants of Texas, Inc., a Texas corporation; F & H Restaurant Corp., a Delaware corporation; Fox & Hound of Texas, Inc., a Delaware corporation; Fox & Hound, Inc., a Texas corporation; Fox & Hound II, Inc., a Texas corporation; F & H of Kennesaw, Inc., a Georgia corporation; N. Collins Entertainment, Ltd., a Texas limited partnership; 505 Entertainment, Ltd., a Texas limited partnership; Raider Beverage Corporation, a Texas corporation; Rocket Beverage Corporation, a Texas corporation; Fuqua Beverage Corp., a Texas corporation; Jackson Beverage Corporation, a Texas corporation; Shenandoah Beverage Corp., a Texas corporation; Bryant Beverage Corporation, a Texas corporation; Downtown Beverage Corp., a Texas corporation; and Willowbrook Beverage Corp., a Texas corporation; Champps Entertainment of Texas, Inc., a Texas corporation.

TABLE OF CONTENTS
Page(s)
Section 1.1Certain Definitions    3
Section 1.2Other Definitional and Interpretive Matters    14
Section 2.1Purchase and Sale of Assets    15
Section 2.2Excluded Assets    17
Section 2.3Excluded Liabilities    18
Section 2.4Assumed Liabilities    19
Section 2.5Purchased Assets    20
Section 2.6Further Conveyances and Assumptions    21
Section 2.7Transitional Matters    21
Section 3.1Purchase Price    25
Section 4.1Closing Date    26
Section 4.2Deliveries by Sellers    26
Section 4.3Deliveries by Buyer    26
Section 4.4Termination of Agreement    27
Section 4.5Buyer Deposit    29
Section 4.6Effect of Termination    29
Section 5.1Authorization of Agreement    30
Section 5.2No Conflicts    30
Section 5.3Title to Purchased Assets    31
Section 5.4Real Property Leases    31
Section 5.5Tangible Personal Property    31
Section 5.6Intellectual Property    31
Section 5.7Financial Statements    31

Section 5.8Financial Advisors    32
Section 5.9Litigation    32
Section 5.10Compliance with Laws    32
Section 5.11Permits    32
Section 5.12Liquor Licenses    32
Section 5.13Purchased Inventory    33
Section 5.14Contracts    33
Section 5.15Taxes    34
Section 5.16Labor Matters    34
Section 5.17Wind Down Payments and Designation Rights Budget    34
Section 5.18No Other Agreements to Purchase    34
Section 5.19No Other Buyer Representations    34
Section 6.1Organization and Good Standing    35
Section 6.2Authorization of Agreement    35
Section 6.3Financial Advisors    35
Section 6.4No Conflicts    35
Section 6.5Litigation    35
Section 6.6Financial Capability    36
Section 6.7Condition of the Business    36
Section 7.1[Intentionally Omitted]    36
Section 7.2Competing Transaction    36
Section 7.3Bankruptcy Court Filings    36
Section 7.4Buyer Deposit    37
Section 8.1Access to Information    37
Section 8.2Further Assurances    37

Section 8.3Confidentiality    38
Section 8.4Preservation of Records    38
Section 8.5Publicity    39
Section 8.6Operation of Business    39
Section 8.7Section 363(b)(1)(A)    41
Section 8.8Adequate Assurances Regarding Purchased Contracts and
Certain Real Property Leases    41
Section 8.9Notification of Certain Matters    42
Section 8.10Prospective Employees    42
Section 8.11Name Change    43
Section 8.12Liquor License Approvals    43
Section 8.13Certain Financing Matters    43
Section 8.14Real Estate Consultant    43
Section 8.15Advisor    44
Section 8.16WARN Act Notices    44
Section 9.1Conditions Precedent to Obligations of Buyer    44
Section 9.2Conditions Precedent to Obligations of Sellers    45
Section 9.3Conditions Precedent to Obligations of Buyer and Sellers    46
Section 9.4Frustration of Closing Conditions    46
Section 10.1No Survival of Representations and Warranties    46
Section 11.1Transfer Taxes    46
Section 11.2Prorations    46
Section 11.3Purchase Price Allocation    47
Section 12.1Expenses    47
Section 12.2Submission to Jurisdiction; Consent to Service of Process    47
Section 12.3Waiver of Right to Trial by Jury    48

Section 12.4	Entire Agreement; Amendments and Waivers 48

Section 12.5	Governing Law 48

Section 12.6	Notices 48

Section 12.7	Severability 49

Section 12.8	Binding Effect; Assignment 50

Section 12.9	[Intentionally Omitted] 50

Section 12.10	No Recourse 50

Section 12.11	No Effect Upon Lending Relationships 50

Section 12.12	Counterparts 51

EXHIBITS

Exhibit A	Sale Procedures Order
Exhibit B	Management Agreement
Exhibit C	Sale Order
Exhibit D	Committee Settlement Order

SCHEDULES

Schedule 1.1(a)	Contracts
Schedule 1.1(b)	Purchased Contracts
Schedule 1.1(c)	Purchased Intellectual Property
Schedule 2.1(t)	Additional Purchased Assets
Schedule 2.2(h)	Additional Excluded Assets
Schedule 2.4(a)	Assumed Liabilities
Schedule 2.4(m)	Cure Amounts
Schedule 3.1	Wind Down Payments
Schedule 3.1(c)	Estimated WARN Act Liabilities
Schedule 5.2	No Conflicts
Schedule 5.8	Financial Advisors
Schedule 5.9	Litigation
Schedule 5.10	Compliance with Laws
Schedule 5.11	Permits
Schedule 5.12	Liquor Licenses
Schedule 5.15	Tax Audits
Schedule 8.6(i)	Affiliate Transactions

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT, dated as of February 7, 2014 (this “Agreement”), is entered into by and among F&H Acquisition Corp., a Delaware corporation; Fox & Hound Restaurant Group, a Delaware corporation; TENT Finance, Inc., a Delaware corporation; Fox & Hound of Littleton, Inc., a Colorado corporation; TENT Restaurant Operations, Inc., a Delaware corporation; Alabama Fox & Hound, Inc., an Alabama corporation; Fox & Hound of Arizona, Inc., an Arizona corporation; Fox & Hound of Colorado, Inc., a Colorado corporation; F & H Restaurant of Georgia, Inc., a Georgia corporation; Fox & Hound of Illinois, Inc., an Illinois corporation; Fox & Hound of Indiana, Inc., an Indiana corporation; F & H of Iowa, Inc., an Iowa corporation; Fox & Hound of Kansas, Inc., a Kansas corporation; Fox & Hound of Kentucky, Inc., a Kentucky corporation; Fox & Hound of Louisiana, Inc., a Louisiana corporation; Fox & Hound of Nebraska, Inc., a Nebraska corporation; Fox & Hound of Maryland, Inc., a Maryland corporation; Fox & Hound of New Jersey, Inc., a New Jersey corporation; Fox & Hound of New Mexico, Inc., a New Mexico corporation; Fox & Hound of Ohio, Inc., an Ohio corporation; Fox & Hound of Oklahoma, Inc., an Oklahoma corporation; Winston-Salem Fox & Hound, Inc., a Delaware corporation; Champps Entertainment, Inc., a Delaware corporation; Champps Operating Corporation, a Minnesota corporation; Champps of Maryland, Inc., a Maryland corporation; F & H Restaurants of Texas, Inc., a Texas corporation; F & H Restaurant Corp., a Delaware corporation; Fox & Hound of Texas, Inc., a Delaware corporation; Fox & Hound, Inc., a Texas corporation; Fox & Hound II, Inc., a Texas corporation; F & H of Kennesaw, Inc., a Georgia corporation; N. Collins Entertainment, Ltd., a Texas limited partnership; 505 Entertainment, Ltd., a Texas limited partnership; Raider Beverage Corporation, a Texas corporation; Rocket Beverage Corporation, a Texas corporation; Fuqua Beverage Corp., a Texas corporation; Jackson Beverage Corporation, a Texas corporation; Shenandoah Beverage Corp., a Texas corporation; Bryant Beverage Corporation, a Texas corporation; Downtown Beverage Corp., a Texas corporation; and Willowbrook Beverage Corp., a Texas corporation; Champps Entertainment of Texas, Inc., a Texas corporation (collectively, “Sellers”), Cerberus Business Finance, LLC, a Delaware limited liability company, as the Prepetition Second Lien Agent (as defined below) on behalf of the Cerberus Second Lien Lenders (as defined below) under the Prepetition Second Lien Credit Agreement (as defined below) and not in its individual capacity (and together with its designee(s), as provided under Section 12.8, “Buyer”).
W I T N E S S E T H:
WHEREAS, Sellers, the Prepetition Second Lien Lenders and the Prepetition Second Lien Agent are parties to the Prepetition Second Lien Credit Agreement;
WHEREAS, on December 15, 2013, Sellers commenced cases (the “Bankruptcy Cases”) under Chapter 11 of Title 11 of the United States Code (as it may be amended from time to time as applicable to the Bankruptcy Cases, the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (the date of such commencement being referred to as the “Petition Date”);
WHEREAS, Sellers continue in possession of their assets and are authorized under the Bankruptcy Code to continue the operation of their businesses as debtors-in-possession;

WHEREAS, Sellers desire to sell, transfer and assign to Buyer, and Buyer desires to acquire and assume from Sellers, pursuant to Sections 363 and 365 of the Bankruptcy Code, the Purchased Assets (as defined below) and Assumed Liabilities (as defined below) as more specifically provided herein; and
WHEREAS, certain terms used in this Agreement are defined in Section 1.1.
NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS

Section 1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Accounts Receivable” means all accounts, accounts receivable, credit card receivables, contract rights to payment, notes, notes receivable, and vendor rebates of Sellers, including (i) following reconciliation of drawn letters of credit, including with respect to American International Group Inc., The Hartford Financial Services Group, Inc. and their respective Affiliates, (ii) from the sale and transfer of Liquor License(s) held by Sellers to one or more third parties in accordance with Section 8.2 and under the Management Agreement, and (iii) in respect of outstanding bonds issued to third Persons and/or Governmental Bodies.
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
“Alternative Proposal” has the meaning set forth in Section 7.2.
“Approved Budget” means the budget established pursuant to the DIP Order and any subsequent budget, in form and substance acceptable to Buyer, that collectively extend through and including the Closing Date, as supplemented, modified or amended with the express written consent of Buyer.
“Assumed Liabilities” shall have the meaning set forth in Section 2.4.
“Bankruptcy Cases” shall have the meaning set forth in the Recitals.
“Bankruptcy Code” shall have the meaning set forth in the Recitals.
“Bankruptcy Court” shall have the meaning set forth in the Recitals.
“Business” means the business and operations of Sellers relating to (i) the operation and franchising of full service casual dining restaurant chains that offer food and alcoholic beverages,

(ii) the purchasing and distribution services for their restaurants and (iii) the sale of specialty products to outside customers.
“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.
“Buyer” shall have the meaning set forth in the Preamble.
“Buyer Deposit” shall have the meaning set forth in Section 7.4.
“Buyer Employees” has the meaning set forth in Section 8.10(a).
“Cash Payment” shall have the meaning set forth in Section 3.1(b).
“Cerberus Second Lien Lenders” means Ableco Finance LLC, A5 Funding L.P., Cerberus Offshore Levered I LP, Cerberus N-1 Funding LLC and any successor thereto in accordance with Section 8 of the Sale Support Agreement.
“Claim” has the meaning given to such term in Section 101(5) of the Bankruptcy Code.
“Closing” shall have the meaning set forth in Section 4.1.
“Closing Date” shall have the meaning set forth in Section 4.1.
“Closing Date Second Lien Loan Advance” shall mean cash proceeds of the Restructured Second Lien Term A Loans (as defined in the Acquisition Financing Term Sheet attached as Exhibit A to the Sale Support Agreement) under the Restructured Second Lien Credit Agreement in an aggregate amount not less than $17,000,000.
“Code” means the Internal Revenue Code of 1986, as amended.
“Committee Settlement Order” means an Order of the Bankruptcy Court, in substantially the form attached hereto as Exhibit D or as otherwise approved by Buyer.
“Consultant” has the meaning set forth in Section 8.14.
“Consulting Agreement” has the meaning set forth in Section 8.14.
“Contract” means any written contract, indenture, commitment, purchase or sale order, note, bond, lease, Real Property Lease, Personal Property Lease, franchise agreement or other agreement (including, without limitation, employment and consulting agreements) to which any Seller is a party as set forth on Schedule 1.1(a); provided, however, for purposes of Article V hereunder, “Contracts” shall not include purchase or sale orders.
“Credit Bid Amount” has the meaning set forth in Section 3.1(a).
“Cure Amounts” means any and all amounts required, as a condition to assumption and assignment, to be paid to a non-debtor party to a Purchased Contract pursuant to Section 365(b) of the Bankruptcy Code.

“Designation Cost Overage” has the meaning set forth in Section 2.7(c).
“Designation Notice” has the meaning set forth in Section 2.7(c).
“Designation Rights Asset” has the meaning set forth in Section 2.7(c).
“Designation Rights Budget” has the meaning set forth in Section 2.7(c).
“Designation Rights Period” means the period commencing on the Closing Date and ending three (3) months after the Closing Date.
“DIP Agent” means General Electric Capital Corporation, as the administrative agent on behalf of the DIP Lenders under the DIP Credit Agreement (and not in its individual capacity), and any successor agent duly appointed under the DIP Credit Agreement.
“DIP Credit Agreement” means that certain Senior Secured Priming and Superpriority Debtor-In-Possession Credit Agreement, dated as of December 17, 2013, by and among Sellers, the DIP Agent and the DIP Lenders, as amended, restated, supplemented or otherwise modified from time to time in accordance with this Agreement, the Sale Support Agreement and the DIP Order.
“DIP Financing” means the debtor-in possession financing facility under the DIP Credit Agreement.
“DIP Lenders” shall mean the “Lenders” as defined in and under the DIP Credit Agreement.
“DIP Obligations” shall mean the “DIP Obligations” as defined under the DIP Order, including any Prepetition First Lien Obligations that are converted into DIP Obligations pursuant to the DIP Order.
“DIP Order” means any Order of the Bankruptcy Court relating to the DIP Financing in accordance with this Agreement and the Sale Support Agreement, including, without limitation, the Interim Order (I) Authorizing Debtors to Obtain Postpetition Financing Pursuant to Section 364 of the Bankruptcy Code, (II) Authorizing the Use of Cash Collateral Pursuant to Section 363 of the Bankruptcy Code, (III) Granting Adequate Protection to the Prepetition Secured Parties Pursuant to Sections 361, 362, 363 and 364 of the Bankruptcy Code, (IV) Granting Liens and Superpriority Claims, (V) Modifying Automatic Stay, and (IV) Scheduling a Final Hearing entered on December 17, 2013, Docket No. 55.
“DIP Repayment Amount” means an amount equal to the lesser of either (a) the outstanding Postpetition DIP Obligations as of the Closing or (b) the Excess Closing Funds.
“Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials, in each case whether or not in electronic form.
“Employee Claim” means any Claim, demand, action, cause of action, damage, loss, cost, Liability or expense, including legal costs, made or brought by any Employee, including, but not limited to, any Claim made pursuant to any applicable Laws relating to employment standards, occupational health and safety, labor relations, workers compensation, pay equity, employment equity, minimum wage, overtime, tip credit, the Consolidated Omnibus Budget Reconciliation Act, WARN, the Americans with Disabilities Act, the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, the Family and Medical Leave Act or the Fair Labor Standards Act or any other federal, state or local, statutory or decisional Law regarding employment discrimination or employee benefits.
“Employee Obligations” means all wages, bonuses, incentive, equity, equity-based or similar compensation obligations, deferred compensation arrangements, vacation pay, sick time, pension payments, overtime pay, change of control payments, severance pay and any other termination or severance obligations and any other compensation or obligation which may be due by statute, contract or Law relating to the employment of the Employees in respect of the Business.
“Employees” means all individuals, as of the date hereof, whether or not actively at work as of the date hereof, who are employed by Sellers in connection with the Business, together with individuals who are hired in respect of the Business after the date hereof and prior to the Closing.
“Excess Closing Funds” means, as of the Closing, the amount equal to the greater of (a) (i) the Closing Date Second Lien Loan Advance, minus (ii) $10,000,000, minus (iii) all Cure Amounts to be paid on or after the Closing Date, minus (iv) all Wind Down Payments, and (b) $0.
“Excluded Assets” shall have the meaning set forth in Section 2.2, subject to Section 2.7(c).
“Excluded Contracts” means all Contracts other than Purchased Contracts, subject to Section 2.7(c).
“Excluded Liabilities” shall have the meaning set forth in Section 2.3.
“Excluded Utility Deposits” means (a) any utility deposits related exclusively to Excluded Assets and (b) to the extent any utility deposits may relate to Excluded Assets and Purchased Assets, any portion of any such utility deposits related to Excluded Assets; provided, that, to the extent the amount of any utility deposits allocable to Excluded Assets and Purchased Assets cannot be readily determined based on utility records, the portion of such utility deposits allocable to the applicable Excluded Assets shall be a portion of such utility deposit equal to the total amount of such utility deposit multiplied by a fraction where the numerator is the number of restaurant locations associated with such utility deposit for which the assets associated with such location are Excluded Assets and the denominator is the aggregate number of restaurant locations associated with such utility deposit.

“Final Allocation” has the meaning set forth in Section 11.3.
“Financial Statements” has the meaning set forth in Section 5.7.
“Final Order” means an Order, judgment, or other decree of the Bankruptcy Court or other court of competent jurisdiction that has not been vacated, reversed, modified, amended, or stayed, and for which the time to further appeal or seek review or rehearing has expired with no appeal, review or rehearing having been filed or sought.
“Furniture and Equipment” means all furniture, fixtures, furnishings, equipment, vehicles, leasehold improvements, and other tangible personal property owned or leased by Sellers, including all artwork, desks, chairs, tables, computer and computer-related hardware (including, computers, file servers, facsimile servers, scanners, printers, and networks), copiers, telephone lines and numbers, telecopy machines and other telecommunication equipment, cubicles, cash registers, point-of-sale equipment, warehouse equipment, and miscellaneous office furnishings and supplies.
“GAAP” means generally accepted accounting principles in the United States.
“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
“Indebtedness” of any Person means, without duplication, (i) the principal and interest of, and premium (if any) in respect of, (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the Ordinary Course of Business); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including guarantees of such obligations; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).
“Intellectual Property” means all worldwide intellectual property rights of Sellers, including all (i) patents, patent applications and inventions, (ii) trademarks, service marks, trade names and trade dress, which expressly includes the goodwill and any common law rights associated with the foregoing, (iii) domain names, websites and mobile device applications, (iv) copyrights, including copyrights in computer software, (v) confidential and proprietary information, including trade secrets, confidential business information, research and development, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, and know-how (“Trade Secrets”), (vi) licenses relating to any of the foregoing, (vi) registrations and applications for registration and renewal of the foregoing, and (vii) any past, present or future Claims or causes of action arising out of or related to any infringement or misappropriation of any of the foregoing.
“Inventory” means all of Sellers’ now owned or hereafter acquired inventory and goods, wherever located, including, without limitation, all inventory and goods that (a) are leased by any Seller as lessor, (b) are held by such Seller for sale or lease or to be furnished under a contract of service, (c) are furnished by any Seller under a Contract of service, or (d) consist of raw materials, food, liquor, work in process, finished goods or material used or consumed in connection with the Business.
“Knowledge” means, with respect to Sellers, as to a particular matter, the actual knowledge as of the date of inquiry or verification, and without independent verification or investigation, of Marc Buehler and James Zielke.
“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule or regulation or Order.
“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private) or Claims or any proceedings by or before a Governmental Body, and any appeal from any of the foregoing.
“Liability” means any Indebtedness, liability, obligation, commitment, expense, Claim, deficiency, guaranty or endorsement of any type whatsoever (whether direct or indirect, known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.
“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, Claim, lease, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, or transfer restriction under any shareholder or similar agreement or encumbrance; provided, however, that Assumed Liabilities which pertain to particular Purchased Assets shall not constitute Liens.
“Liquor Licenses” shall have the meaning set forth in Section 5.12.
“Liquor License Approvals” shall have the meaning set forth in Section 8.12.
“Management Agreement” means the agreement substantially in the form attached as Exhibit B or otherwise acceptable to Buyer.
“Material Adverse Effect” means any event, change, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have or result in (i) a material adverse effect on the business, assets, results of operations or financial condition of Sellers (taken as a whole), the Business or the Purchased Assets, or (ii) a material adverse effect on the ability of Sellers to consummate the transactions contemplated by this Agreement or perform their obligations under this Agreement, other than (a) the effect of any change resulting from any action taken by Buyer or its Affiliates with respect to the transactions contemplated hereby or with respect to the Sellers; (b) any effect resulting from the filing or prosecution of the

Bankruptcy Cases; (c) the effect of any change that generally affects any industry in which any Seller operates; (d) the effect of any change arising in connection with earthquakes, hostilities, national calamities, acts of war, acts of God, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, national calamities, acts of war, acts of God, political conditions, sabotage or terrorism or military actions existing or underway as of the date hereof; (e) the effect of any change in applicable Law or GAAP or interpretation thereof; (f) any public announcement of this Agreement; (g) any actions or inactions by Sellers in accordance with this Agreement or the consummation of the transactions contemplated by this Agreement; (h) the failure by the Sellers to meet any projections (provided that the underlying causes of the failure shall not be excluded); or (i) general economic, political or financial market conditions; provided that the foregoing clauses (c), (d), (e) and (i) shall not include, and therefore determination of “Material Adverse Effect” shall not exclude, any event, change, circumstance or occurrence that affect the Business, the Purchased Assets or the Assumed Liabilities in a disproportionate manner when compared to the effect of the same on other Persons engaged in the industries in which Sellers conduct the Business.
“Negated Credit Bid Amount” has the meaning set forth in Section 3.1(a).
“Non-Recourse Parties” has the meaning set forth in Section 12.10.
“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.
“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Business consistent with the past practice of the Business through the date hereof, subject to any duties and restrictions imposed on Sellers under the Bankruptcy Code.
“Parent” means F&H Acquisition Corp., a Delaware corporation.
“Parties” means Sellers and Buyer.
“Permits” means any approvals, authorizations, consents, licenses, permits or certifications of a Governmental Body, including Liquor Licenses.
“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way, encumbrances and Liens reflected in policies of title insurance which have been made available to or are obtained by Buyer and that would not interfere with the use of the Purchased Assets or conduct of the Business in accordance with historical practice; (ii) statutory Liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body provided that such regulations have not been violated; (v) title of a lessor under a capital or operating lease, (vi) any Liens associated with or arising in connection with any Assumed Liabilities, and (vii) such other imperfections in title which would not materially interfere with the use of the Purchased Assets.

“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
“Personal Property Leases” shall have the meaning set forth in Section 5.5.
“Petition Date” shall have the meaning set forth in the Recitals.
“Postpetition DIP Obligations” means all DIP Obligations other than the Roll-Up DIP Obligations.
“Pre-Closing Property Reconciliation Costs” means any costs or other charges for reconciliations of any common area maintenance or real property Tax Liabilities having been incurred prior to Closing but invoiced pursuant to a Designation Rights Asset following Closing.
“Prepetition First Lien Agent” means General Electric Capital Corporation, as administrative agent on behalf of the Prepetition First Lien Lenders under the Prepetition First Lien Credit Agreement, and any successor agent duly appointed under the Prepetition First Lien Credit Agreement.
“Prepetition First Lien Credit Agreement” means that certain Credit Agreement, dated as of March 19, 2012, by and among Sellers, the Prepetition First Lien Agent and the Prepetition First Lien Lenders, as amended, restated, supplemented or otherwise modified from time to time in accordance with this Agreement, the Sale Support Agreement and the DIP Order.
“Prepetition First Lien Lenders” means the “Lenders” as such term is defined in the Prepetition First Lien Credit Agreement.
“Prepetition First Lien Obligations” means all “Obligations” (as defined in the Prepetition First Lien Credit Agreement) and, without double-counting, all Roll-Up DIP Obligations.
“Prepetition Second Lien Agent” means Cerberus Business Finance, LLC, a Delaware limited liability company, as the administrative agent on behalf of the Prepetition Second Lien Lenders under the Prepetition Second Lien Credit Agreement (and not in its individual capacity), and any successor agent duly appointed under the Prepetition Second Lien Credit Agreement.
“Prepetition Second Lien Credit Agreement” means that certain Credit Agreement, dated as of March 19, 2012, by and among Sellers, the Prepetition Second Lien Agent and the Prepetition Second Lien Lenders, as amended, restated, supplemented or otherwise modified from time to time.
“Prepetition Second Lien Lenders” means the “Lenders” under the Prepetition Second Lien Credit Agreement.
“Prepetition Second Lien Obligations” shall mean all “Obligations” (as defined in the Prepetition Second Lien Credit Agreement).

“Previously Omitted Contract” has the meaning set forth in Section 2.7(d)(i).
“Previously Omitted Contract Designation” has the meaning set forth in Section 2.7(d)(i).
“Previously Omitted Contract Notice” has the meaning set forth in Section 2.7(d)(ii).
“Products” means any and all products developed, manufactured, procured, marketed or sold by Sellers, whether work in progress or in final form.
“Prospective Employees” shall have the meaning set forth in Section 8.10(a).
“Purchase Price” shall have the meaning set forth in Section 3.1.
“Purchased Assets” shall have the meaning set forth in Section 2.1.
“Purchased Contracts” means the Contracts set forth on Schedule 1.1(b), as such Schedule may be amended from time to time in accordance with this Agreement.
“Purchased Intellectual Property” means all Intellectual Property and related Software and Technology of the Sellers, including as set forth on Schedule 1.1(c), except such Intellectual Property that is specifically excluded by Buyer.
“Purchased Inventory” means, as of the Closing, all Inventory except Inventory constituting Excluded Assets.
“Real Property Leases” shall have the meaning set forth in Section 5.4.
“Restructured First Lien Credit Agreement” means that certain first lien credit agreement to be entered into by Buyer, the Prepetition First Lien Agent and certain financial institutions and/or other lenders, consistent in all material respects with the Sale Support Agreement and otherwise in form and substance acceptable to Buyer.
“Restructured Second Lien Credit Agreement” means that certain second lien credit agreement to be entered into by Buyer, the Prepetition Second Lien Agent and certain financial institutions and/or other lenders, consistent in all material respects with the Sale Support Agreement and otherwise in form and substance acceptable to Buyer.
“Roll-Up DIP Obligations” means all DIP Obligations comprised of “Obligations” (as defined in the Prepetition First Lien Credit Agreement) that were converted to DIP Obligations as a result of the Prepetition First Lien Roll-Up (as defined in the DIP Order) pursuant to the DIP Order, including all Prepetition Letters of Credit that are converted to DIP Obligations.
“Sale Order” shall be an Order of the Bankruptcy Court, substantially in the form attached hereto as Exhibit C or as otherwise approved by Buyer in its sole and absolute discretion, approving this Agreement and all of the terms and conditions hereof, approving the sale and assignment to Buyer of all of the Purchased Assets, and approving and authorizing Sellers to consummate the transactions contemplated hereby. Without limiting the generality of the foregoing, such order shall find and provide, among other things, that (i) the Purchased Assets sold to Buyer pursuant to this Agreement shall be transferred to Buyer free and clear of all Liens (other than Liens specifically assumed or created by Buyer and Permitted Exceptions), Claims (other than Assumed Liabilities), encumbrances and interests (including Liens, Claims, encumbrances and interests of any Governmental Body), including any Claims or assertions based on successor or transferee liability, such Liens, Claims, encumbrances and interests to attach to the proceeds of sale of the Purchased Assets, and enjoining all persons holding Liens, Claims, encumbrances, and other interests, including rights or Claims based on any successor or transferee Liability, from asserting them against Buyer, (ii) the Purchased Contracts may be assumed by Sellers and assigned and sold to Buyer under Sections 363 and 365 of the Bankruptcy Code, (iii) Buyer has acted in “good faith” within the meaning of Section 363(m) of the Bankruptcy Code and is entitled to the full benefits of such provision, (iv) this Agreement was negotiated, proposed and entered into by the Parties without collusion, in good faith and from arm’s length bargaining positions, (v) Sellers and Buyer have not engaged in any conduct that would cause or permit this Agreement to be avoided under Section 363(n) of the Bankruptcy Code; (vi) the Bankruptcy Court shall retain jurisdiction to resolve any controversy or Claim arising out of or relating to this Agreement, or the breach hereof as provided in Section 12.2 hereof, (vii) this Agreement and the transactions contemplated hereby are binding upon, and not subject to rejection or avoidance by, any chapter 7 or chapter 11 trustee of Sellers, (viii) neither Buyer nor any of its Affiliates shall be deemed a successor in interest to Sellers, and (ix) upon Buyer’s payment of the consideration provided hereunder, Sellers shall have received fair and reasonably equivalent value for the Purchased Assets.
“Sale Procedures Order” means an Order of the Bankruptcy Court, in substantially the form attached hereto as Exhibit A or as otherwise approved by Buyer, approving the sale procedures.
“Sale Support Agreement” means that certain Sale Support Agreement (including all exhibits thereto), dated as of February 7, 2014, by and among the Prepetition First Lien Agent, the Prepetition First Lien Lenders, the DIP Agent, the DIP Lenders, the Prepetition Second Lien Agent, the Prepetition Second Lien Lenders, the Cerberus Closing Lenders (as defined therein), and the other parties thereto, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.
“Sellers” shall have the meaning set forth in the Preamble.
“Seller Documents” shall have the meaning set forth in Section 5.1.
“Seller Marks” has the meaning set forth in Section 8.11.
“Seller Names” has the meaning set forth in Section 8.11.
“Software” means, except to the extent generally available for purchase from third Persons, any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.
“Tax Return” means all returns, declarations, reports, estimates, claims for refund, information returns and statements required to be filed in respect of any Taxes, including any schedule or attachment thereto and any amendment thereof.
“Taxes” means (i) all federal, state, local or foreign taxes, charges or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, Inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, escheatment or unclaimed property, and estimated taxes, and together with all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in this clause (i), (ii) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, (iii) any liability for the payment of any amounts as a result of being a party to any tax sharing or allocation agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person, and (iv) any liability for the payment of any of the foregoing types as a successor, transferee or otherwise.
“Technology” means, collectively, all designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used or useful in the Business or in the design, development, reproduction, maintenance or modification of, any of the Products.
“Termination Date” shall have the meaning set forth in Section 4.4(c)(vii).
“Trade Secrets” shall have the meaning set forth in Section 1.1 (in the definition of Intellectual Property).
“Transfer Taxes” means sales, use, stamp, documentary stamp, recording, transfer or similar fees or Taxes or governmental charges (including any interest and penalty thereon) payable in connection with Sellers’ transfer of the Purchased Assets to Buyer pursuant to this Agreement.
“Unpaid Postpetition DIP Obligations” means, as of the Closing, an amount equal to (a) the then outstanding Postpetition DIP Obligations, minus (b) the DIP Repayment Amount.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state Law related thereto.
“Wind Down Payments” shall have the meaning set forth in Section 3.1(b).
Section 1.2 Other Definitional and Interpretive Matters.

(a)    Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:
Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.
Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one Schedule shall not be deemed to have been disclosed on any other Schedule unless explicitly cross-referenced. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.
Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.
Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
(b)    The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

Section 2.1 Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing Buyer shall purchase, acquire and accept from Sellers, and Sellers shall sell, transfer, assign, convey and deliver to Buyer the Purchased Assets. “Purchased Assets” shall mean all of Sellers’ right, title and interest in, to and under the following assets of Sellers (but excluding Excluded Assets) as of or after the Closing:

(a)all Accounts Receivable of Sellers, together with any unpaid financing charges or interest accrued thereon;
(b)all cash, cash equivalents, bank deposits and similar cash items of Sellers, other than the Cash Payment;
(c)all Purchased Inventory at the Purchased Restaurants (as defined in the Management Agreement) other than alcohol beverage inventories in jurisdictions where the Law does not permit Buyer to take title to such inventories until it obtains the requisite Liquor License Approvals from the pertinent Governmental Body; Sellers shall transfer, assign convey and deliver to Buyer such alcohol beverage inventories in each instance upon issuance of the requisite Liquor License Approval or other authorization from the relevant Governmental Body, whichever occurs first;
(d)all deposits (including, without limitation, deposits in transit, customer deposits and security deposits for rent, electricity, telephone, utilities or otherwise, but excluding deposits that are not transferable to Buyer or that constitute Excluded Utility Deposits) and other prepaid charges and expenses of Sellers;
(e)all rights of Sellers under each Real Property Lease set forth on Schedule 1.1(b), together with Sellers’ interests in and to all improvements and fixtures under each such Real Property Lease, and other appurtenances thereto, and Sellers’ rights in respect thereof;
(f)all Furniture and Equipment at the Purchased Restaurants;
(g)all Purchased Intellectual Property;
(h)all Purchased Contracts;
(i)all Documents of Sellers, including Documents relating to Accounts Receivable, Buyer Employees, Products, services, marketing, advertising, promotional materials, Purchased Intellectual Property and all files, customer lists, files and documents (including credit information), supplier lists, records, literature and correspondence, whether or not physically located on any of the premises referred to in clause (e) above, but excluding any Documents (A) exclusively relating to any Excluded Asset or (B) as set forth in Section 2.2(f);
(j)all Permits (including all Liquor Licenses) to the extent transferrable, held by Sellers, other than alcohol Permits (including Liquor Licenses) in jurisdictions where the Law does not permit Buyer to take title to such Permits until it obtains the requisite approvals from the pertinent Governmental Body; Sellers shall transfer, assign convey and deliver to Buyer such Permits in each instance upon issuance of the requisite approvals from the relevant Governmental Body;
(k)all supplies owned by Sellers at the Purchased Restaurants, to the extent transferrable, other than alcohol supplies in jurisdictions where the Law does not permit Buyer to take title to such supplies until it obtains the requisite approvals from the pertinent Governmental Body; Sellers shall transfer, assign convey and deliver to Buyer such supplies in each instance upon issuance of the requisite approvals from the relevant Governmental Body;
(l)all rights under insurance policies and rights to proceeds thereof relating to the Purchased Assets (other than any directors and officers or fiduciary insurance policy);
(m)all rights of Sellers under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with Employees and agents of Sellers or with third parties;
(n)all rights of Sellers under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors if and to the extent that such rights are assignable by operation of Law and to the extent affecting any Purchased Assets other than any warranties, representations and guarantees pertaining exclusively to any Excluded Assets;
(o)subject to the provisions of Section 363(b)(1)(A) of the Bankruptcy Code, all goodwill and other intangible assets associated with the Business and/or the Purchased Assets, including customer and supplier lists and the goodwill associated with the Purchased Intellectual Property owned by Sellers;
(p)any Claim, right or interest of Sellers in or to any refund, rebate, abatement or other recovery for Taxes, together with any interest due thereon or penalty rebate arising therefrom with respect to Taxes paid on or prior to the Closing Date;
(q)all Claims and causes of action of Sellers, including any Claims and causes of action arising under Chapter 5 of the Bankruptcy Code or any other Law;
(r)to the extent transferable, all prepaid Taxes and Tax credits of Sellers;
(s)subject to the provisions of Section 363(b)(1)(A) of the Bankruptcy Code, all rights to the telephone and facsimile numbers and e-mail addresses used by Sellers, as well as rights to receive mail and other communications addressed to Sellers (including mail and communications from customers, suppliers, distributors and agents);
(t)all other property and assets pertaining to or used or useful in the conduct of the Business or the ownership of the Purchased Assets, as set forth on Schedule 2.1(t), which may be amended by Buyer in its sole and absolute discretion to include any or all of Seller’s employee benefits plans (including 401(k) plans) on or prior to the date that is five (5) days prior to the Closing; and

(u)all other assets, properties, rights, Claims and causes of action of any Seller of any kind or nature whatsoever not otherwise described above but that are not expressly designated as Excluded Assets.
Notwithstanding anything herein to the contrary, Buyer may, from time to time, amend the Purchased Assets so as to include additional assets in its sole and absolute discretion until two (2) Business Days prior to the Closing Date (except that Buyer may not add as a Purchased Asset anything specifically listed in Section 2.2 below as an Excluded Asset, other than Excluded Contracts); and provided, however, that no such addition shall result in any adjustment of the Purchase Price. Furthermore, Buyer may, from time to time, remove any Purchased Contract from Schedule 1.1(b) and/or any other Purchased Asset from this Section 2.1 in its sole and absolute discretion until two (2) Business Days prior to the Closing Date and elect to treat such Contract, Permit and/or other asset in accordance with Section 2.7(c) or as an Excluded Asset.
Section 2.2 Excluded Assets. Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Buyer, and Sellers shall retain all right, title and interest to, in and under the Excluded Assets. “Excluded Assets” shall mean all assets, properties, interests and rights of Sellers other than the Purchased Assets and Designation Rights Assets, including without limitation each of the following assets:
(a)    the Cash Payment;
(b)    all deposits that are not transferable to Buyer or that constitute Excluded Utility Deposits;
(c)    all Excluded Contracts;
(d)    all Liabilities, Indebtedness and other obligations, including any note Indebtedness, owed to or by any Seller to or by any Affiliate of any Seller, in all cases, other than Liabilities specifically identified as Assumed Liabilities pursuant to Section 2.4;
(e)    any Intellectual Property Right of Sellers other than the Purchased Intellectual Property;
(f)    any (i) confidential personnel and medical records pertaining to any Employee; (ii) other books and records that Sellers are required by Law to retain or that Sellers determine are necessary to retain including, without limitation, Tax Returns, financial statements, and corporate or other entity filings; provided, however, that Buyer shall have, to the extent allowed by applicable Law, the right to make copies of any portions of such retained books and records that related to the Business or the Purchased Assets; (ii) minute books, stock or membership interest records and corporate seals; and (iii) documents relating to proposals to acquire the Business by Persons other than Buyer;
(g)    all of Sellers’ rights under this Agreement and the other documents and agreements executed in connection with the transactions provided for herein, including, without limitation, Sellers’ right to the Cash Payment;

(h)    the assets set forth on Schedule 2.2(h); and
(i)    any equity interests in any Seller.
Notwithstanding anything herein to the contrary, Buyer may, from time to time, exclude any assets from the Purchased Assets and/or Designation Rights Assets in its sole and absolute discretion until three (3) Business Days prior to the Closing Date; provided, however, that after the Closing Buyer may declare any Contract to be an Excluded Contract if the Cure Amount for any such Contract is subject to dispute as of the Closing and is determined by the Bankruptcy Court after the Closing to be greater than the amount set forth in Schedule 2.4(m); provided, further, that no such exclusion or declaration shall result in any adjustment of the Purchase Price.
Section 2.3 Excluded Liabilities. Buyer will not assume or have any responsibility with respect to any Liability of Sellers (or any predecessor or Affiliate of Sellers) of any nature whatsoever not expressly included within the definition of Assumed Liabilities, including, without limitation:

(a)    Taxes (i) imposed on any Seller for any period (including, for the avoidance of doubt, Transfer Taxes), or (ii) arising out of or related to the Business or the Purchased Assets for all Tax periods (or portions thereof) ending prior to the Closing;
(b)    any costs or expenses incurred in connection with, or related to, the administration of the Bankruptcy Cases, including, without limitation, any accrued professional fees and expenses of attorneys, accountants, financial advisors and other professional advisors related to the Bankruptcy Cases, in each case, except as expressly set forth in Section 3.1(b);
(c)    Liabilities to the extent arising out of or related to the Excluded Assets;
(d)    Liabilities under any insurance policy issued by American International Group Inc., The Hartford Insurance Group Inc. or any of their respective Affiliates;
(e)    Liabilities of Sellers under this Agreement or the Seller Documents;
(f)    all Liabilities which may become due or owing under the Purchased Contracts (i) with respect to the period prior to the Closing (other than the Cure Amounts) or (ii) after the Closing but which arise out of or relate to any breach that occurred prior to the Closing (other than the Cure Amounts);
(g)    all Indebtedness owed by any Seller or any predecessor of any Seller except as expressly contemplated by the Restructured First Lien Credit Agreement and the Restructured Second Lien Credit Agreement;
(h)    any Employee Obligations to any Employee arising out of such Employee’s employment by Sellers;
(i)    any Liabilities arising under or otherwise relating to Sellers’ Store General Manager Bonus Program;

(j)    any Employee Claim of any Employee arising out of such Employee’s employment by Sellers;
(k)    any WARN Act Liabilities arising on or prior to the Closing Date;
(l)    any Claim arising prior to Closing and not expressly assumed pursuant to this Agreement;
(m)    any Liability to any stockholder or other equity holder of any Seller or any predecessor of any Seller;
(n)    any Liability arising out of or related to any Legal Proceeding commenced or threatened against any Seller or any predecessor of any Seller;
(o)    any Liability for infringement or misappropriation of any intellectual property arising out of or related to any conduct of any Seller or operation of the Business on or before the Closing;
(p)    any Liability, whether administrative, civil or criminal in nature, relating to any Liquor License or the sale or service of alcohol beverages thereunder, where the circumstances upon which such Liability is predicated occurred prior to the Closing unless expressly assumed by Buyer;
(q)    except for the costs pursuant to the Designation Rights Budget to the extent set forth in Section 2.7(c), any Liability of any Seller based upon any Seller’s acts or omissions occurring before or after the Closing unless expressly assumed by Buyer;
(r)    any Liability under that certain (i) Exclusive License Agreement between Champ's Restaurants, Inc. and Champp's Entertainment, Inc. and (ii) Master Agreement between Champ's Restaurants, Inc. and Champp's Entertainment, Inc.; and
(s)    all other Liabilities and obligations for which Buyer does not expressly assume any liability, including without limitation any Liabilities listed on Schedule 5.9 (collectively, the “Excluded Liabilities”).
Section 2.4 Assumed Liabilities. From and after the Closing Date, Buyer shall pay, perform and discharge, as and when due or as may otherwise be agreed between Buyer and the obligee, all of the Assumed Liabilities. The “Assumed Liabilities” are specifically as follows:

(a)    all Liabilities of Sellers set forth on Schedule 2.4(a), which may be amended by Buyer in its sole and absolute discretion to include any or all of Seller’s employee benefits plans (including 401(k) plans) on or prior to the date that is five (5) days prior to the Closing;
(b)    all Liabilities under the Purchased Contracts accruing after the Closing;
(c)    all Liabilities arising from the sale of Products after the Closing pursuant to product warranties, product returns and rebates;

(d)    all Liabilities with respect to the Business or the Purchased Assets arising after the Closing, including all Employee Obligations to any Buyer Employee arising out of such Employee’s employment by Buyer or its Affiliates;
(e)    [Intentionally Omitted];
(f)    all Liabilities under Sellers’ gift cards relating to the Business;
(g)    all Liabilities (including all liens, security interests or other encumbrances associated therewith) constituting Prepetition First Lien Obligations and the Unpaid Postpetition DIP Obligations, in each case, which shall be governed by the Restructured First Lien Credit Agreement from and after the Closing;
(h)    all Liabilities (including all liens, security interests or other encumbrances associated therewith) constituting $10,000,000 of Prepetition Second Lien Obligations, which shall be governed by the Restructured Second Lien Credit Agreement from and after the Closing;
(i)    unused vacation, sick leave and other paid time off earned and accrued as of the Closing Date by Buyer Employees;
(j)    all Liabilities relating to amounts required to be paid or otherwise satisfied by Buyer hereunder;
(k)    any WARN Act Liabilities arising following the Closing Date, including as provided in Section 2.7(c)(ii);
(l)    all costs pursuant to the Designation Rights Budget to the extent set forth in Section 2.7(c); and
(m)    subject to Section 9.1(g), the Cure Amounts, as determined by the Bankruptcy Court, if any, necessary to cure all defaults, if any, and to pay all actual or pecuniary losses that have resulted from such defaults under the Purchased Contracts assumed and assigned to Buyer in accordance with this Agreement. Sellers have provided to Buyer a schedule set forth on Schedule 2.4(m) setting forth a good faith estimate as of the date hereof of all Cure Amounts for all Purchased Contracts, which schedule the Sellers shall update on or prior to the date that is ten (10) days prior to the Closing Date.
Buyer’s assumption of the Assumed Liabilities shall in no way expand the rights or remedies of third parties against Buyer as compared to the rights and remedies which such parties would have had against Sellers had this Agreement not been consummated.

Section 2.5 Purchased Assets. Subject to the provisions of (i) Section 2.2 regarding Buyer’s right to declare a Contract to be an Excluded Contract if the Cure Amount for such Contract is greater than the amount set forth on Schedule 2.4(m), and (ii) Section 2.7(c) regarding the post-Closing time frame and procedure with respect to the Designation Rights Assets at Closing, and pursuant to Section 363 and Section 365 of the Bankruptcy Code, Sellers shall assume, assign and sell to Buyer and Buyer shall take an assignment or buy from Sellers, as the case may be, the Purchased Assets.

Section 2.6 Further Conveyances and Assumptions.

(a)    From time to time following the Closing, Sellers and Buyer shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, licensure and permit filings, assumptions, releases and acquaintances and such other instruments, and shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Buyer and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Buyer under this Agreement and the Seller Documents and to assure fully to Sellers and their respective Affiliates and their respective successors and assigns, the payment of the Purchase Price, the assumption of the liabilities and obligations intended to be assumed by Buyer under this Agreement and the Seller Documents, and to otherwise make effective the transactions contemplated hereby and thereby.
(b)    If following the Closing, the Sellers receive or become aware that they hold any property, right, Claim, demand or asset which constitutes a Purchased Asset then the Sellers shall transfer such property, right, Claim, demand or asset to the Buyer as promptly as practicable for no additional consideration.
(c)    If following the Closing, the Buyer receives or becomes aware that it holds any property, right, Claim, demand or asset which constitutes an Excluded Asset, then the Buyer shall transfer such property, right, Claim, demand or asset to the Sellers as promptly as practicable for no additional consideration.
Section 2.7 Transitional Matters.

(a)    From and after Closing, Sellers shall retain full right and authority to use, enforce, pursue remedies and take actions with respect to any of the Excluded Assets.
(b)    Buyer will use reasonable efforts to retain and make available to Sellers and Sellers' successors, including, but not limited to, any liquidating trustee, until the earliest of (i) the closing of the Bankruptcy Cases; (ii) the date an Order is entered dismissing the Bankruptcy Cases, and (iii) two (2) years following the Closing Date, the Documents delivered by Sellers to Buyer, if reasonably needed by Sellers or Sellers' successors for liquidation, winding up, Tax reporting or other proper purposes; provided, that Sellers or Sellers' successors will use reasonable efforts to retain copies of Documents and the Parties otherwise will reasonably cooperate to minimize inconvenience to Buyer.
(c)    Designation Rights.
(i)    During the Designation Rights Period, Sellers shall (A) not reject any Contract unless such Contract is expressly designated by Buyer in writing as an Excluded Contract, Buyer fails to pay amounts owed with respect to such Contract pursuant to the Designation Rights Budget in accordance with this Agreement (after having been afforded written notification and an opportunity to cure such failure in accordance with this Agreement) or unless otherwise agreed to in writing by Buyer and (B) hold all Permits and other assets specified by Buyer in writing in abeyance pending designation for assignment or exclusion by Buyer in accordance with this Section 2.7(c).

(ii)    Any Contract not designated by Buyer in writing as either a Purchased Contract or an Excluded Contract, and any Permits and other assets designated in writing by Buyer, in each case at least two (2) Business Days prior to Closing, shall constitute a “Designation Rights Asset.” Buyer shall have the right, by written notice to Sellers within the Designation Rights Period, to specify that (A) any Designation Rights Asset that is a Contract shall be held by the Sellers and not rejected pursuant to Section 365 of the Bankruptcy Code for the duration of the Designation Rights Period or earlier as provided in this Section 2.7(c), and (B) any Designation Rights Asset that is not a Contract shall be held by Sellers in abeyance during the Designation Rights Period pending designation for assignment or exclusion by Buyer in accordance with this Section 2.7(c). With respect to any Designation Rights Asset, (i) Buyer shall be solely responsible for and directly pay for all costs associated with the continuation, operation or holding by Sellers of such Designation Rights Asset, excluding Pre-Closing Property Reconciliation Costs (as set forth in a budget proposed by Sellers and approved by Buyer no later than ten (10) days prior to the Closing Date (such budget, including any amounts required to be included pursuant to Section 2.7(c)(viii), the “Designation Rights Budget”)), for the period from the Closing through fifteen (15) days after the earlier of (A) the end of the Designation Rights Period and (B) the date of Sellers’ receipt of written notice from Buyer designating the assignment or exclusion of such Designation Rights Asset, (ii) Buyer shall fully indemnify Sellers in connection with any costs and expenses set forth in the Designation Rights Budget that are incurred by Sellers in connection with the continuation or holding by Sellers of the Designation Rights Assets together with any WARN Act Liability arising from the termination of any employees with respect to a Designation Rights Asset (including any Designation Rights Asset which becomes an Excluded Asset) and in the case whereby Buyer cannot directly pay the costs associated with the continuation or holding by Sellers of such Designation Rights Asset, shall promptly reimburse Sellers for such cost, in each case other than costs and expenses as a result of Sellers’ gross negligence or willful misconduct, (iii) for the avoidance of doubt, all consideration received by Sellers in respect of, and other benefits deriving from, such Designation Rights Asset (including Designation Rights Assets sold or assigned to third parties in accordance with clause (iii) below) shall be promptly delivered to Buyer, (iv) if such Designation Rights Asset is a Real Property Lease and if Buyer is granted access to and uses such property prior to designating such Real Property Lease as a Purchased Contract, Buyer shall purchase insurance (including liability and casualty policies) covering such real property consistent with Sellers’ past practices and shall name Sellers as an additional party under such policies, and (v) the foregoing shall not affect the validity of the transfer to Buyer of any other Purchased Asset whether or not related to such Designation Rights Asset. For the avoidance of doubt, Buyer shall retain the right to use all Furniture, Equipment, supplies and Inventory at any Designation Rights Restaurant (as defined in the Management Agreement), and to receive one hundred percent (100%) of the proceeds from the sale or use of such Furniture, Equipment, supplies and Inventory, in each case during the Designation Rights Period. Notwithstanding anything herein to the contrary, if Buyer fails to pay when due any costs associated with the continuation or holding by Sellers of any Designation Rights Asset set forth in the Designation Rights Budget in accordance with this Section 2.7(c)(ii), such Designation Rights Asset shall be deemed, upon delivery of three (3) Business Days’ prior written notice from Sellers to Buyer of such breach and an opportunity to cure during such three (3) Business Day time period, an Excluded Asset for all purposes under this Agreement except with respect to Buyer’s obligations to pay all amounts associated with such Designation Rights Asset as set forth on Schedule 2.4(a). In the event that the costs associated with any Designation Rights Asset exceed the Designation Rights Budget (a “Designation Cost Overage”), Buyer shall not be liable for such Designation Cost Overage, other than as a result of damage or destruction of any Real Property Lease or as a result of the Buyer’s gross negligence or willful misconduct.
(iii)    As to each Designation Rights Asset, as soon as practical after receiving further written notice(s) (each, a “Designation Notice”) from Buyer during the Designation Rights Period requesting assumption, assignment and sale of any Designation Rights Asset to Buyer or a third party, Sellers shall, subject to Buyer or such third party demonstrating adequate assurance of future performance thereunder and paying all Cure Amounts to the extent required by Section 365 of the Bankruptcy Code, take all actions required by the Sale Order or otherwise that are reasonably necessary to seek to assume, assign and sell to Buyer or such third party the applicable Designation Rights Asset pursuant to Section 363 of the Bankruptcy Code and, if such Designation Rights Asset is a Contract, Section 365 of the Bankruptcy Code.
(iv)    Following fifteen (15) days after the earlier of (A) the end of the Designation Rights Period and (B) the date of Sellers’ receipt of written notice from Buyer designating the exclusion of a Designation Rights Asset, a Designation Rights Asset shall be deemed to be an Excluded Asset for all purposes under this Agreement except with respect to Buyer’s obligations to pay all amounts associated with such Designation Rights Asset as set forth on Schedule 2.4(a). For the avoidance of doubt, Buyer’s obligations with respect to the costs and expenses of maintaining the Designation Rights Assets and the other obligations, including the obligation to maintain insurance, as provided in Section 2.7(c)(ii) hereof shall continue through the end of such period set forth in this Section 2.7(c)(iv).
(v)    Sellers and Buyer agree and acknowledge that the covenants set forth in this Section 2.7(c) shall survive the Closing.
(vi)    Notwithstanding anything in this Agreement to the contrary, on the date any Designation Rights Asset is assumed, assigned and sold to Buyer or its designee pursuant to this Section 2.7(c), such Designation Rights Asset shall be deemed a Purchased Asset for all purposes under this Agreement and no further consideration (except for the applicable Cure Amount with respect to Designation Rights Assets that are Contracts) shall be required to be paid for any Designation Rights Asset that is assumed, assigned and sold to Buyer or its designee.
(vii)    Sellers shall use reasonable best efforts to extend the deadline for assumption or rejection of any Designation Rights Asset that is a Real Property Lease for the maximum permitted period of time under Section 365 of the Bankruptcy Code.
(viii)    If the Parties hereto intend for any Purchased Contracts or other assets relating to a specific Purchased Restaurant to be transferred to Buyer at Closing (and all conditions specified in Article IX have been met with respect to such assets) but Buyer has not obtained Liquor License Approvals necessary to sell alcohol at such Purchased Restaurant and applicable Law prohibits the operation of such Purchased Restaurant (including the sale of alcohol at such Purchased Restaurant) pursuant to the terms of the Management Agreement, then (A) any Purchased Contracts or other assets associated with such Purchased Restaurant shall be deemed to be Designation Rights Assets as of the Closing for all purposes and in all respects and (B) the Designation Rights Budget shall include all costs associated with the continuation, operation or holding by Sellers of such Designation Rights Asset. Buyer shall notify Sellers of all Purchased Contracts and other assets that Buyer believes may be subject to this Section 2.7(c)(viii) no later than fifteen (15) days prior to the Closing Date; provided, that any amounts included in the Designation Rights Budget pursuant to this Section 2.7(c)(viii) shall be removed from the Designation Rights Budget (and, for the avoidance of doubt, all Purchased Contracts and other assets associated with such Purchased Restaurant shall not be deemed to be Designation Rights Assets at Closing) if the Liquor License Approvals for the applicable Purchased Restaurant are obtained by Buyer prior to or at Closing, and Sellers shall provide Buyer with a revised Designation Rights Budget reflecting the foregoing one (1) day prior to the Closing Date. Notwithstanding anything to the contrary herein, with respect only to Purchased Contracts or other assets deemed to be Designation Rights Assets at Closing pursuant to this Section 2.7(c)(viii), Buyer shall have the option to extend the Designation Rights Period for an additional thirty (30) days upon written notice to Sellers no later than ten (10) days prior to the date on which the Designation Rights Period would otherwise end.
(d)    Previously Omitted Contracts.
(i)    If prior to or following Closing it is discovered that a Contract should have been listed on Schedule 1.1(a) but was not listed on Schedule 1.1(a), (any such Contract, a “Previously Omitted Contract”), Sellers shall, promptly following the discovery thereof (but in no event later than two (2) Business Days following the discovery thereof), notify Buyer in writing of such Previously Omitted Contract and all proposed Cure Amounts (if any) for such Previously Omitted Contract. Buyer shall thereafter deliver written notice to Sellers, no later than five (5) Business Days following notification of such Previously Omitted Contract from Sellers, designating such Previously Omitted Contract as “Assumed” or “Rejected” (a “Previously Omitted Contract Designation”). A Previously Omitted Contract designated in accordance with this Section 2.7(d)(i) as “Rejected,” or with respect to which Buyer fails to timely deliver a Previously Omitted Contract Designation, shall be an Excluded Contract.
(ii)    If Buyer designates a Previously Omitted Contract as “Assumed” in accordance with Section 2.7(d)(i), (A) Schedule 1.1(b) shall be amended to include such Previously Omitted Contract and (B) Sellers shall serve a notice (the “Previously Omitted Contract Notice”) on the counterparties to such Previously Omitted Contract notifying such counterparties of the proposed Cure Amounts with respect to such Previously Omitted Contract and Sellers’ intention to assume and assign such Previously Omitted Contract in accordance with this Section 2.7(d) with no adjustment to the Purchase Price. The Previously Omitted Contract Notice shall provide the counterparties to such Previously Omitted Contract with seven (7) days to object, in writing to the Sellers and Buyer, to the Cure Amount and the assumption, assignment and sale of the Previously Omitted Contract. If the counterparties, Sellers and Buyer are unable to reach a consensual resolution with respect to the objection, Sellers will seek an expedited hearing before the Bankruptcy Court to determine the Cure Amounts and approve the assumption, assignment and sale. If no objection is timely served on Sellers and Buyer, Sellers shall obtain an Order of the Bankruptcy Court fixing the Cure Amounts and approving the assumption of the Previously Omitted Contract.

ARTICLE III
CONSIDERATION

Section 3.1 Purchase Price.

(a)    In consideration of the transfer of the Purchased Assets to Buyer and the other undertakings set forth herein, the purchase price (the “Purchase Price”) for the Purchased Assets shall be (i) the Cash Payment as set forth in Section 3.1(b), plus (ii) the assumption of the Assumed Liabilities by Buyer at Closing, plus (iii) Nineteen Million Dollars ($19,000,000) (the “Credit Bid Amount”), to be satisfied in the form of a credit against the Prepetition Second Lien Obligations held by the Cerberus Second Lien Lenders (pro rata among the Cerberus Second Lien Lenders based on the amount of Prepetition Second Lien Obligations owing to the Cerberus Second Lien Lenders as of the Closing) pursuant to Section 363(k) of the Bankruptcy Code. The Cure Amounts, as determined by the Bankruptcy Court, if any, necessary to cure all defaults, if any, and to pay all actual or pecuniary losses that have resulted from such defaults under the Purchased Contracts assumed at Closing, shall be paid by Buyer in addition to payment of the Purchase Price, and Sellers shall have no liability therefor. Notwithstanding anything to the contrary herein, under no circumstances shall any portion of the Credit Bid Amount be converted into or otherwise require a cash payment. If, for any reason, Buyer’s ability to credit bid all or any portion of the Credit Bid Amount pursuant to Section 363(k) of the Bankruptcy Code is not allowed by the Bankruptcy Court (such portion, a “Negated Credit Bid Amount”), the obligation of Buyer to deliver the portion of the Purchase Price attributable to the Credit Bid Amount shall be reduced dollar-for-dollar by the Negated Credit Bid Amount (which shall be allocated pro rata among the Cerberus Second Lien Lenders based on the amount of Prepetition Second Lien Obligations owing to the Cerberus Second Lien Lenders as of the Closing), no other component of the Purchase Price shall be increased, decreased or otherwise modified, and the failure by Buyer to credit bid any Negated Credit Bid Amount shall not constitute a breach of this Agreement by Buyer.
(b)    Buyer shall pay by wire transfer of immediately available funds (i) on the Closing Date, an amount equal to the DIP Repayment Amount to the DIP Agent in accordance with the DIP Credit Agreement and (ii) the aggregate amount of all payment amounts set forth on Schedule 3.1 paid to one or more segregated accounts of Sellers to be further paid by Sellers to the applicable parties in accordance with the wind down budget as provided in the Sale Order (the “Wind Down Payments” and, together with the amount in clause (i) above, the “Cash Payment”). Any amounts funded by the Buyer in accordance with clause (ii) above that are not spent by Sellers as set forth above shall be promptly remitted to Buyer. For the avoidance of doubt, Wind Down Payments shall be limited to the specific applicable line item in Schedule 3.1, and any unused amounts in one line item may not be applied or carried over to any other line item (but instead shall be remitted to the Buyer). The Buyer Deposit shall be used to make the Cash Payment at Closing, and any amount of the Buyer Deposit remaining after the Cash Payment shall be returned to Buyer.
(c)    Schedule 3.1(c) contains a good faith estimate by Sellers as of January 15, 2014 of (i) the restaurants that, if closed as of such date, would give rise to Liabilities of Sellers under the WARN Act and (ii) the amount of such WARN Act Liabilities corresponding to each such restaurant. Without any further notice to Buyer or any action or consent being required by

Buyer Schedule 3.1 hereof shall be automatically amended to include, and the amount of the Wind Down Payments shall automatically be increased by, the amount required to be paid under the WARN Act for any WARN Act Liabilities incurred following the date hereof in connection with the closure of any of Sellers’ restaurants set forth on Schedule 3.1(c) after the date hereof.
ARTICLE IV
CLOSING AND TERMINATION

Section 4.1 Closing Date. Subject to the satisfaction of the conditions set forth in Section 9.1, Section 9.2 and Section 9.3 hereof (or the waiver thereof by the Party entitled to waive that condition), the closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in Article II hereof (the “Closing”) shall take place remotely via electronic communication (or at such other place as the Parties may designate in writing) as soon as practicable following the satisfaction or waiver of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) and no later than a date that is three (3) Business Days after the Sale Order becomes a Final Order unless extended by Buyer in its sole discretion. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date,” and the Closing shall be deemed effective as of 11:59 PM on the day immediately preceding the Closing Date.

Section 4.2 Deliveries by Sellers. At the Closing, Sellers shall deliver to Buyer:

(a)    a duly executed bill of sale and assignment;
(b)    duly executed assignments of the U.S. trademark registrations and applications included in the Purchased Intellectual Property, in a form suitable for recording in the U.S. trademark office, and general assignments of all other Purchased Intellectual Property;
(c)    the officer’s certificate required to be delivered pursuant to Section 9.1(a), Section 9.1(b) and Section 9.1(e);
(d)    the duly executed Management Agreement; and
(e)    all other instruments of conveyance and transfer, in form and substance reasonably acceptable to Buyer, as may be necessary to convey the Purchased Assets to Buyer.
Section 4.3 Deliveries by Buyer. At the Closing, Buyer shall deliver to Sellers:

(a)     the Purchase Price, including the Cash Payment, in immediately available funds, as provided in Section 3.1(b);
(b)    the duly executed Management Agreement and the officer’s certificate required to be delivered pursuant to Section 9.2(a) and Section 9.2(b);
(c)    evidence of a credit against the Prepetition Second Lien Obligations of the Cerberus Second Lien Lenders pursuant to Section 363(k) of the Bankruptcy Code equal to the Credit Bid Amount; and

(d)    all other instruments of conveyance and transfer, in form and substance reasonably acceptable to Sellers, as may be necessary to convey the Purchased Assets to Buyer and for Buyer to assume the Assumed Liabilities.
Section 4.4 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a)    by mutual written consent of Sellers and Buyer;
(b)    by Sellers or Buyer:
(i)    if any of the conditions set forth in Section 9.3 shall have become incapable of fulfillment other than as a result of a breach by the Sellers or Buyer, as applicable, of any covenant or agreement contained in this Agreement, and such condition is not waived by the non-breaching party; or
(ii)    if there shall be in effect a Final Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the Parties hereto shall promptly appeal any adverse determination which is appealable (and pursue such appeal with reasonable diligence);
(c)    by Buyer:
(i)    if there shall be a material breach by Sellers of any representation or warranty, or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 9.1 or Section 9.3 and which breach cannot be cured or has not been cured by the earlier of (A) ten (10) Business Days after the giving of written notice by Buyer to Sellers of such breach and (B) the Termination Date;
(ii)    in the event (A) the hearing on the motion to approve the Sale Procedures Order has not been completed on or before February 20, 2014, (B) the Bankruptcy Court has not entered the Sale Procedures Order on or before February 21, 2014, and/or (C) the Sale Procedures Order shall have been stayed, vacated, modified or supplemented without Buyer’s prior written consent; provided, however, that the right of Buyer to terminate this Agreement under this Section 4.4(c)(ii) shall expire on February 28, 2014 and this Section 4.4(c)(ii) shall be of no force and effect following such date;
(iii)    if (A) the hearing to approve the Sale Order has not concluded on or before March 7, 2014, (B) the Bankruptcy Court has not entered the Sale Order on or before March 8, 2014, and/or (C) the Sale Order shall have been stayed, vacated, modified or supplemented without Buyer’s prior written consent;
(iv)    if the Sale Order with respect to the transactions contemplated by this Agreement has been entered and (A) Buyer has provided Sellers with written notice that it is prepared to consummate the transactions contemplated by this Agreement, (B) the conditions to Closing in Article IX have been satisfied (or waived, to the extent permissible, by the Party entitled to the benefit of such condition), other than those conditions that by their nature can only be satisfied at Closing) and (C) the Closing Date does not occur within five (5) Business Days of Buyer providing Sellers with such notice;
(v)    if, prior to the Closing, any Seller, the First Lien Agent and/or any First Lien Lender seeks to have the Bankruptcy Court enter an Order dismissing, or converting into cases under Chapter 7 of the Bankruptcy Code, any of the Bankruptcy Cases, or appoint a trustee in any Bankruptcy Case or appoint a responsible officer or an examiner with enlarged powers to operate the Business or dispose of assets relating to the operation of Sellers’ businesses (beyond those set forth in Section 1106(a)(3) or (4) of the Bankruptcy Code) under Bankruptcy Code Section 1106(b), or such an Order of dismissal, conversion or appointment is entered for any reason and is not reversed or vacated within fourteen (14) days after the entry thereof;
(vi)    if Sellers enter into and consummate an Alternative Proposal;
(vii)    if the Closing shall not have occurred on or before the close of business on the date which is forty (40) days after the entry of the Sale Order or such later date as determined by Buyer in its sole discretion (the “Termination Date”); provided, however, that if the Closing shall not have occurred on or before the Termination Date due to a breach of any of the representations, warranties, covenants or agreements contained in this Agreement by Buyer, which would give the Sellers a right not to close pursuant to Article IX, then the Buyer may not terminate this Agreement pursuant to this Section 4.4(c)(vii); or
(viii)    if any of the conditions to the obligations of Buyer set forth in Section 9.1 shall have become incapable of fulfillment other than as a result of a breach by Buyer of any covenant or agreement contained in this Agreement, and such condition is not waived by Buyer;
(d)    by Sellers:
(i)     if any condition to the obligations of Sellers set forth in Section 9.2 shall have become incapable of fulfillment other than as a result of a breach by Sellers of any covenant or agreement contained in this Agreement, and such condition is not waived by Sellers;
(ii)    if there shall be a material breach by Buyer of any representation or warranty, or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 9.2 or Section 9.3 and which breach cannot be cured or has not been cured by the earlier of (A) ten (10) Business Days after the giving of written notice by Sellers to Buyer of such breach and (B) the Termination Date; or
(iii)    if the Closing shall not have occurred on or before the Termination Date; provided, however, that if the Closing shall not have occurred on or before the Termination Date due to a breach of any of the representations, warranties, covenants or agreements contained in this Agreement by the Sellers, which would give the Buyer a right not to close pursuant to Article IX, then the Sellers may not terminate this Agreement pursuant to this Section 4.4(d)(iii);

(iv)    if the Sale Order with respect to the transactions contemplated by this Agreement has been entered and (A) the Sellers have provided Buyer with written notice that it is prepared to consummate the transactions contemplated by this Agreement, (B) the conditions to Closing in Article IX have been satisfied (or waived, to the extent permissible, by the Party entitled to the benefit of such condition), other than those conditions that by their nature can only be satisfied at Closing) and (C) the Closing Date does not occur within five (5) Business Days of the Sellers providing the Buyer with such notice;
(v)    if Sellers enter into an Alternative Proposal.
Section 4.5 Buyer Deposit.

(a) If this Agreement is terminated pursuant to Sections 4.4(c)(i), (iv), (v) (solely with respect to any Seller, the First Lien Agent and/or any First Lien Lender seeking to have the Bankruptcy Court enter an Order dismissing, or converting into cases under Chapter 7 of the Bankruptcy Code, any of the Bankruptcy Cases or appoint a trustee in any Bankruptcy Case or appoint a responsible officer or an examiner with enlarged powers to operate the Business or dispose of assets relating to the operation of Sellers’ businesses (beyond those set forth in Section 1106(a)(3) or (4) of the Bankruptcy Code) under Bankruptcy Code Section 1106(b)) or (vi) or Section 4.4(d)(v), Sellers shall promptly return to Buyer the Buyer Deposit and execute all documentation reasonably required by the Buyer in connection therewith. Sellers shall also promptly return to Buyer the Buyer Deposit, and execute all documentation reasonably required by the Buyer in connection therewith, if this Agreement is terminated other than pursuant to Sections 4.4(d)(ii) or (iv).
(b)    If this Agreement is terminated pursuant to Section 4.4(d)(ii) or (iv), then Sellers shall retain the Buyer Deposit and Buyer shall be deemed to have fully released all Claims to the Buyer Deposit. The Parties expressly agree and acknowledge that the Sellers’ actual damages in the event of such a breach by Buyer would be extremely difficult or impracticable to ascertain and that the Buyer Deposit represents the parties’ reasonable estimate of such damages. Notwithstanding any other provision of this Agreement, Sellers shall have no other remedy for any breach by Buyer under this Agreement and Sellers’ right under this Section 4.5(b) shall be (i) full liquidated damages for any and all failures to act, defaults or breaches hereunder by Buyer and (ii) constitute a full release and discharge of all Claims for damages for such failures to act, defaults or breaches and Sellers shall not have any further cause of action for damages, specific performance or any other legal or equitable relief against Buyer or any of its members, shareholders, officers, directors, or Affiliates with respect thereto.
Section 4.6 Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 4.4, this Agreement shall terminate and each of the Parties shall be relieved of its respective duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Buyer or Sellers; provided, however, that the obligations of the Parties set forth in Section 4.5, Section 7.1, Section 8.3(a), Section 8.5 and Article XII hereof shall survive any such termination and shall be enforceable hereunder.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers hereby jointly and severally represent and warrant to Buyer that:

Section 5.1 Authorization of Agreement. Subject to the entry of the Sale Order: (a) each Seller has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Seller has all requisite power, authority and legal capacity to execute and deliver each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by any Seller in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”), to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby; and (b) this Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by each Seller and (assuming the due authorization, execution and delivery by the other Parties hereto and thereto and the entry of the Sale Order) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of each Seller, enforceable against each Seller in accordance with their respective terms.

Section 5.2 No Conflicts.

(a)    Except as set forth on Schedule 5.2(a), none of the execution and delivery by any Seller of this Agreement or the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by any Seller with any of the provisions hereof or thereof will result in the creation of any Lien upon the Purchased Assets, or conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of payment, termination, modification, acceleration or cancellation under any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of any Seller; (ii) subject to entry of the Sale Order, any Contract or Permit to which any Seller is a party or by which any of the properties or assets of any Seller are bound; (iii) subject to entry of the Sale Order, any Order of any Governmental Body applicable to any Seller or any of the properties or assets of any Seller as of the date hereof; or (iv) subject to entry of the Sale Order, any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), and such other conflicts, violations, defaults, terminations, modifications, accelerations or cancellations that would not have, or reasonably be expected to have, a Material Adverse Effect on the ownership and operation of the Business.
(b)    Subject to entry of the Sale Order, and except as set forth on Schedule 5.2(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to any Person or Governmental Body is required on the part of any Seller in connection with the execution and delivery of this Agreement or the Seller Documents, the compliance by any Seller with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or thereby or the taking by such Seller of any other action contemplated hereby or thereby, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings and notifications, the failure of which to obtain or make would not have a Material Adverse Effect on the ownership and operation of the Business.

Section 5.3 Title to Purchased Assets. Other than the real property subject to the Real Property Leases and the personal property subject to the Personal Property Leases, Sellers have good title to the Purchased Assets and, at the Closing, the Sellers, pursuant to the Sale Order, shall transfer good title in, to and under (subject to the Purchased Contracts (other than Purchased Contracts assumed or assigned post-Closing) being assumed and assigned in accordance with Section 2.1) all of such Purchased Assets, in each case free and clear of all Liens, other than Permitted Exceptions, to the fullest extent permissible under Section 363(f) of the Bankruptcy Code. The Purchased Assets constitute all of the assets, rights, interests and properties of every nature and kind whatsoever used or held for use by Sellers in connection with operating, in all material respects, the Business in the ordinary course, or otherwise necessary for Buyer to conduct and operate, in all material respects, the Business in the ordinary course immediately after the Closing. No Person other than Sellers are engaged in the operation of, or hold rights, title and interest in, the Purchased Assets or assets that are used or useful in the operation of the Business.

Section 5.4 Real Property Leases. Schedule 1.1(a) sets forth a complete list of all real property and interests in real property leased by Sellers (individually, a “Real Property Lease” and collectively, the “Real Property Leases”) as lessee or lessor in connection with the Business and which are part of the Purchased Assets. Sellers have a valid and enforceable leasehold interest under each Real Property Lease under which it is a lessee, free and clear of all Liens of any nature whatsoever except Permitted Exceptions.

Section 5.5 Tangible Personal Property. Schedule 1.1(a) sets forth all leases of personal property (“Personal Property Leases”) relating to personal property used by Sellers or to which any Seller is a party or by which the properties or assets of any Seller are bound, in each case relating to the Business. Each Seller has a valid and enforceable leasehold interest under each Personal Property Lease under which it is a lessee.

Section 5.6 Intellectual Property. Schedule 1.1(c) sets forth an accurate and complete list of all Intellectual Property. Sellers own all right, title and interest to, or are licensees with respect to, the Purchased Intellectual Property, and can convey such property free and clear of Liens (other than Permitted Exceptions) pursuant to the Sale Order. To the Knowledge of Sellers, (i) no Person is engaging in any activity that infringes any Purchased Intellectual Property and (ii) no Claim has been asserted to any Seller that the use of any Purchased Intellectual Property or the operation of the Business infringes or violates the Intellectual Property of any third party. The Purchased Intellectual Property and the rights under the Purchased Contracts include the rights to use all Intellectual Property required to operate the Business as currently conducted.

Section 5.7 Financial Statements. Sellers have delivered to Buyer true and correct copies of (i) the audited consolidated balance sheets of Sellers as of December 25, 2012, December 27, 2011 and December 28, 2010 and the related audited consolidated statements of income and of cash flows of Sellers for the years then ended, and (ii) the unaudited consolidated balance sheet of the Sellers as of November 26, 2013, and the related consolidated statement of income and cash flows of Sellers for the forty-eight (48) weeks then ended (such audited and unaudited statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”). Each of the Financial Statements has been prepared in accordance with GAAP consistently applied without modification of the accounting principles used in the preparation thereof throughout the periods presented and presents fairly in all material respects the consolidated financial position, results of operations and cash flows of Sellers as of the dates and for the periods indicated therein, subject to normal year-end adjustments and the absence of complete notes in the case of the unaudited statements. Other than with respect to Excluded Liabilities as to which the Sellers do not provide any representations and warranties, no Seller has any material Liabilities that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of November 26, 2013 (or the notes thereto) included in the Financial Statements, (b) incurred in the Ordinary Course of Business since November 26, 2013, (c) which have been discharged or paid in full prior to the date of this Agreement, or (d) incurred pursuant to the transactions contemplated by this Agreement. Since December 25, 2012, to the Knowledge of Sellers, no Seller has received any complaint, allegation, assertion or Claim regarding the accounting or auditing practices, procedures, methodologies or methods of Sellers or their respective internal accounting controls.

Section 5.8 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Sellers in connection with the transactions contemplated by this Agreement, and no Person is entitled to any fee or commission or like payment from Buyer or Sellers in respect thereof, in each case other than as set forth on Schedule 5.8 (which shall include the amount of any such fee or commission or like payment).

Section 5.9 Litigation. Except as set forth on Schedule 5.9 and other than in connection with the Bankruptcy Cases, there is no suit, action, litigation, arbitration proceeding or governmental proceeding or audit, including appeals and applications for review, in progress, pending or, to the best of Sellers’ Knowledge, threatened against or relating to any Seller or any judgment, decree, injunction, deficiency, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator which, in any case, might adversely affect the ability of any Seller to enter into this Agreement or to consummate the transactions contemplated hereby.

Section 5.10 Compliance with Laws. Except as set forth on Schedule 5.10, Sellers have conducted and are presently conducting the Business in compliance with all material applicable Laws in all material respects.

Section 5.11 Permits. Schedule 5.11 sets forth all material Permits used by Sellers in the Business other than the Liquor Licenses. Sellers are in compliance with the material terms of all such Permits, except where such non-compliance would not be material to the ownership and operation of the Business and all such Permits are valid and in full force and effect, and no Legal Proceeding is pending or, to the Knowledge of Sellers, threatened, the object of which is to revoke, limit or otherwise affect any such Permit

Section 5.12 Liquor Licenses. Schedule 5.12 sets forth a complete and correct list as of the date of this Agreement of all liquor licenses (including, without limitation, beer and wine licenses) held or used by each Seller, including the Person in whose name such license is issued, date of issuance and renewal date (collectively, the “Liquor Licenses”). Each of the Sellers is in

compliance in all material respects with all applicable state, municipal and other governmental laws, regulations and rules with respect to the sale of liquor and all alcoholic beverages and has the right to sell liquor at retail for consumption within each of the restaurant locations of such Seller, subject to and in accordance with all applicable provisions of the Liquor Licenses. To the Knowledge of Sellers, except as set forth on Schedule 5.12, since December 25, 2012, (i) there have been no Legal Proceedings brought or threatened to be brought by or before a Governmental Body in respect of any such Liquor License or the activities of such Seller in connection with any such Liquor License (or in connection with any other liquor licenses previously held or used by such Seller), (ii) no such Liquor License is subject to any due but unpaid tax obligation owed to a Governmental Body, the outstanding nature of which would preclude transfer of such Liquor License from any of the Sellers to Buyer, and (iii) no such Liquor License has been threatened by a Governmental Body to be revoked, limited or not renewed.

Section 5.13 Purchased Inventory.

(a)    No Purchased Inventory is materially damaged in any significant way, except for any such damage which would not be material to the Purchased Inventory taken as a whole;
(b)    None of the Purchased Inventory has been part of a current or past product recall, except for any such recall which would not be material to the Purchased Inventory taken as a whole;
(c)    The Purchased Inventory is in material compliance with United States federal guidelines for such products as of the date hereof, except for any such non compliance which would not be material to the Purchased Inventory taken as a whole; and
(d)    The Purchased Inventory is in working condition or in a condition fit for sale and consumption in accordance with all applicable Laws, as the case may be, except for such failure to be in such condition which would not have a Material Adverse Effect on the Purchased Inventory taken as a whole.
Section 5.14 Contracts. Schedule 1.1(a) contains a complete list of all Contracts, including any and all amendments, modifications, supplements, exhibits and restatements thereto and thereof in effect as of the date of this Agreement. Except as set forth in Schedule 1.1(a), no Seller has assigned, delegated or otherwise transferred to any third party any of its rights or obligations with respect to any such Contract. The Purchased Contracts include all Contracts material to the ownership and/or operation of the Business. Sellers have not, and, to Sellers’ Knowledge, no other party to any Purchased Contract has, commenced any action against any of the parties to any Purchased Contract or given or received any written notice of any default or violation under any Purchased Contract that has not been withdrawn or dismissed except to the extent such default or violation will be cured as a result of the payment of the applicable Cure Amounts. Each Purchased Contract is, or will be upon the Closing, valid, binding and in full force and effect in accordance with its terms.

Section 5.15 Taxes. Except as such payment or any enforcement action is stayed as a result of the Bankruptcy Case:

(a)    All Tax Returns required to have been filed by Sellers have been duly filed, all such Tax Returns are true, correct and complete in all material respects, and all Taxes required to be paid have been paid;
(b)    No federal or state income Tax Return audits are pending with respect to any Seller, except for those set forth on Schedule 5.15;
(c)    No Seller has received written notice from any Governmental Body of future federal or state income Tax Return audits;
(d)    There are no material liens with respect to Taxes upon any of the Purchased Assets, other than Liens for Taxes not yet due and payable; and
(e)    No Seller has (i) waived any statute of limitations in respect of any Tax Returns that have not been filed as of the date hereof or (ii) agreed to any extension of time with respect to the assessment of Taxes for which such Taxes have not been paid as of the date hereof.
Section 5.16 Labor Matters. No Seller is a party to any labor or collective bargaining agreement or workplace rules with respect to its Employees. No Employee of any Seller is represented by any labor organization and no labor organization or group of Employees of any Seller has made a pending demand for recognition or request for certification. There are no representation or certification proceedings or petitions seeking a representation election presently pending or, to the Knowledge of Sellers, threatened, to be brought or filed with the National Labor Relations Board or other labor relations tribunal involving any Seller.

Section 5.17 Wind Down Payments and Designation Rights Budget. The Wind Down Payments have been prepared and the Designation Rights Budget will be prepared on a reasonable basis and in good faith and is based on assumptions believed by Sellers to be reasonable at the time made and from the best information then available to the Sellers.

Section 5.18 No Other Agreements to Purchase. Sellers have not entered into any agreement with any other Person (written or oral) which grants such third party the right or option purchase or acquire from Sellers any Purchased Asset, other than purchase orders for Inventory accepted by Sellers in the Ordinary Course of Business.

Section 5.19 No Other Buyer Representations. Notwithstanding anything contained in this Agreement to the contrary, Sellers acknowledge and agree that Buyer and each of its directors, officers, employees, agents, shareholders, Affiliates, consultants, counsel, accountants and other representatives are not making any representation or warranty whatsoever, express or implied, beyond those expressly given by Buyer in Article VI hereof (as modified by the Schedules hereto).

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers that:

Section 6.1 Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 6.2 Authorization of Agreement. Buyer has full limited liability company power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Buyer in connection with the consummation of the transactions contemplated hereby and thereby and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and each Buyer Document have been duly authorized by all necessary action on behalf of Buyer. This Agreement has been, and each Buyer Document will be at or prior to the Closing, duly executed and delivered by Buyer, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Buyer Document when so executed and delivered will constitute, legal, valid and binding obligations of Buyer, enforceable against Buyer, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 6.3 Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Buyer in connection with the transactions contemplated by this Agreement and no person is entitled to any fee or commission or like payment in respect thereof.

Section 6.4 No Conflicts. None of the execution and delivery by Buyer of this Agreement or any of the other documents to be executed by the Buyer in connection herewith, the consummation of the transactions contemplated hereby or thereby, or compliance by the Buyer with any of the provisions hereof or thereof will result in the conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of payment, termination, modification, acceleration or cancellation under any provision of the certificate of incorporation and by-laws or comparable organizational documents of Buyer except as would not have a material and adverse effect on the ability of Buyer to consummate the transactions contemplated hereby and fulfill its obligations hereunder.

Section 6.5 Litigation. There is no suit, action, litigation, arbitration proceeding or governmental proceeding or audit, including appeals and applications for review, in progress, pending or, to the best of Buyer’s knowledge, threatened against or relating to Buyer or any judgment, decree, injunction, deficiency, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator which, in any case, might materially and adversely affect the ability of Buyer to enter into this Agreement or to consummate the transactions contemplated hereby.

Section 6.6 Financial Capability. Buyer (i) has, or has firm commitments for, as of the date hereof, and will have as of the Closing assuming receipt of the Restructured First Lien Credit Agreement in accordance with the Sale Support Agreement, sufficient funds to assume the Assumed Liabilities and pay any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement; (ii) has, as of the date hereof, and will have as of the Closing assuming receipt of the Restructured First Lien Credit Agreement in accordance with the Sale Support Agreement, the resources and capabilities (financial or otherwise) to perform its obligations hereunder and (iii) has not, as of the date hereof, and will not have as of the Closing, incurred any obligation, commitment, restriction or Liability of any kind which would impair or adversely affect such resources and capabilities.

Section 6.7 Condition of the Business. Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that Sellers and each of their directors, officers, employees, agents, shareholders, Affiliates, consultants, counsel, accountants and other representatives are not making any representation or warranty whatsoever, express or implied, beyond those expressly given by Sellers in Article V hereof (as modified by the Schedules hereto), and Buyer acknowledges and agrees that, except for the representations and warranties contained therein, the Purchased Assets and the Business are being transferred on a “WHERE IS” and, as to condition, “AS IS” basis.

ARTICLE VII
BANKRUPTCY COURT APPROVAL

Section 7.1 [Intentionally Omitted].

Section 7.2 Competing Transaction. Unless otherwise directed by the Bankruptcy Court or following consultation with legal counsel, a determination by Sellers that any of the Sellers would reasonably be likely to breach any of its fiduciary duties, prior to the entry of the Sale Order, (i) Sellers are not permitted to cause their representatives and Affiliates to initiate contact with, solicit or encourage submission of any inquiries, proposals or offers by, any Person (excluding Buyer and the Prepetition Second Lien Agent and their respective agents and representatives) in connection with any sale or other disposition of the Purchased Assets and (ii) Sellers shall not respond to any inquiries or offers to purchase all or any part of the Purchased Assets (each, an “Alternative Proposal”) or perform any other acts related thereto, including supplying information relating to the Business and the assets of Sellers to prospective buyers of the Purchased Assets.

Section 7.3 Bankruptcy Court Filings. Sellers shall (A) use commercially reasonable efforts to obtain entry of the Sale Procedures Order by February 21, 2014 and (B) use commercially reasonable efforts to obtain entry of the Sale Order by March 8, 2014. Buyer agrees that it will promptly take such actions as are reasonably requested by Sellers to assist in obtaining the Sale Procedures Order and the Sale Order, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of demonstrating that Buyer is a “good faith” Buyer under Section 363(m) of the Bankruptcy Code. Sellers shall consult with Buyer and its representatives concerning any Order of the Bankruptcy Court relating to this Agreement and the Bankruptcy Cases and provide Buyer with copies of applications, pleadings, notices, proposed Orders and other documents relating to such proceedings as soon as reasonably practicable prior to any submission thereof to the Bankruptcy Court. If any Order of the Bankruptcy Court relating to this Agreement shall be appealed by any Person (or a petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or re-argument shall be filed with respect to any such Order), Sellers shall diligently defend against such appeal, petition or motion and shall use its reasonable best efforts to obtain an expedited resolution of any such appeal, petition or motion; provided, that Sellers shall consult with Buyer regarding the status of any such actions. Any material changes to the form of the Sale Procedures Order or the Sale Order must be approved by Buyer. Sellers further covenant and agree that, after the Closing, the terms of any reorganization plan submitted to the Bankruptcy Court or any other court by or with the support of Sellers for confirmation shall not conflict with, supersede, abrogate, nullify or restrict the terms of this Agreement, or in any way prevent or interfere with the consummation or performance of the transactions contemplated by this Agreement.

Section 7.4 Buyer Deposit. Buyer shall deposit into a segregated account One Million, Five Hundred Thousand Dollars ($1,500,000) in cash (the “Buyer Deposit”) within three (3) Business Days after the date hereof. If the Closing occurs, the Buyer Deposit shall be applied to the Cash Payment portion of the Purchase Price and the balance (if any) shall be returned to Buyer. The rights of Buyer with respect to the return of the Buyer Deposit shall be governed by Section 3.1(b) and Section 4.5(a). Sellers’ right to retain the Deposit shall be governed by Section 4.5(b).

ARTICLE VIII
COVENANTS

Section 8.1 Access to Information. Sellers agree that, prior to the Closing Date, Buyer shall be entitled, through its officers, employees and representatives (including their respective legal advisors and accountants), to make such reasonable investigation and inspection of any and all properties, businesses and operations of Sellers and the Business and such examination of the books, records and financial condition of Sellers, the Business, the Purchased Assets and the Assumed Liabilities as they reasonably request and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under applicable Law. Sellers shall cause their respective officers, employees, consultants, agents, accountants, attorneys and other representatives to cooperate with Buyer and Buyer’s representatives in connection with such investigation and examination, and Buyer and its representatives shall cooperate with Sellers and their respective representatives and shall use their reasonable efforts to minimize any disruption to the Business.

Section 8.2 Further Assurances. Each of Sellers and Buyer shall use commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement on or prior to the Termination Date and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. In furtherance of the foregoing, (i) Buyer shall retain to the fullest extent allowed by applicable Laws the right to sell and transfer to a legally qualified purchaser any Liquor License once Buyer secures the appropriate Liquor License Approval pursuant to applicable Legal Requirements, and (ii) upon Buyer’s written request, Sellers shall use commercially reasonable efforts to cooperate with Buyer to sell and transfer such Liquor License(s) designated by Buyer and held by Sellers to one or more third parties identified by Buyer to the extent that such sale and transfer is permitted by applicable Law, and the proceeds of any such sale and transfer shall inure to Buyer.

Section 8.3 Confidentiality.

(a)    Buyer acknowledges that the confidential information provided to Buyer in connection with this Agreement, including under Section 8.1, and the consummation of the transactions contemplated hereby, is subject to the terms and conditions of that certain confidentiality provision set forth in Section 9.10 of the Prepetition Second Lien Credit Agreement.
(b)    Following the Closing, Sellers agree to maintain, and shall cause their respective Affiliates to maintain, unless disclosure is required by applicable Law, the confidentiality of any confidential information regarding the Business which is in Sellers’ or any of their respective Affiliate’s possession or of which Sellers or any of their respective Affiliates are aware. Sellers hereby further agree, unless disclosure is required by applicable Law, to take all appropriate steps, consistent with Sellers’ past practice, and to cause each of their respective Affiliates to take all appropriate steps, consistent with Sellers’ past practice, to safeguard such confidential information and to protect it against disclosure, misuse, espionage, loss and theft. In furtherance and not in limitation of the foregoing, following the Closing, Sellers shall not, and shall cause their respective Affiliates not to, unless required by applicable Law, disclose to any Person (i) any confidential information regarding the Business, provided, that confidential information shall not include information that becomes generally available to the public other than as a result of the breach of this Section 8.3(b) or information not otherwise known by the Sellers that becomes available to any Seller from a Person other than Buyer, a current or former employee of any Seller, or a Person known by any Seller to be bound by an obligation of confidentiality to any Seller, or (ii) any of the discussions or negotiations conducted with Buyer in connection with this Agreement, provided, that Sellers shall be entitled to disclose (A) any information required to be disclosed by Sellers to the Bankruptcy Court, the United States Trustee or parties in interest in the Bankruptcy Cases, (B) any information required to be disclosed by Sellers pursuant to any applicable Law (including, without limitation, the Bankruptcy Code), Legal Proceeding or Governmental Authority, or (C) any information to Sellers’ counsel and financial advisor; provided, that, in each case, such disclosure shall be limited to the information that is so required to be disclosed and the Person(s) to whom such disclosure is required. Notwithstanding anything in this Section 8.3 to the contrary, unless disclosure is required by applicable Law, the confidentiality of any Trade Secrets of the Business or Buyer shall be maintained for so long as such Trade Secrets continue to be entitled to protection as Trade Secrets of the Business and Buyer, respectively.
Section 8.4 Preservation of Records. Sellers (or any subsequently appointed bankruptcy estate representative, including, but not limited to, a trustee, a creditor trustee or a plan administrator) and Buyer agree that each of them shall preserve and keep the books and records held by it or their respective Affiliates relating to the pre-Closing Business for a period of twelve (12) months from the Closing Date and shall make such books and records available to the other parties (and permit such other party to make extracts and copies of such books and records at its own expense) as may be reasonably required by such party in connection with, among other things, any insurance claims by, Legal Proceedings or Tax audits against or governmental investigations of Sellers or Buyer or any of their Affiliates or in order to enable Sellers or Buyer to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event Sellers, on the one hand, or Buyer, on the other hand, wish to destroy such records during such twelve (12) month period, such Party shall first give twenty (20) days’ prior written notice to the other and such other Party shall have the right at its option and expense, upon prior written notice given to such Party within that twenty (20) day period, to take possession of the records within thirty (30) days after the date of such notice.

Section 8.5 Publicity. Neither Sellers, on the one hand, nor Buyer, on the other hand, shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Parties hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Buyer or Sellers, disclosure is otherwise required by applicable Law or with respect to filings to be made with the Bankruptcy Court in connection with this Agreement. Notwithstanding the foregoing, the Parties may publicly disclose the existence of this Agreement.

Section 8.6 Operation of Business. Until the Closing, Sellers shall use commercially reasonable efforts, except as otherwise required, authorized or restricted pursuant to the Bankruptcy Code or an Order of the Bankruptcy Court, operate the Business in the Ordinary Course of Business and in accordance with the Approved Budget. Sellers shall use commercially reasonable efforts to (A) preserve intact their respective business organizations, (B) maintain the Business and the Purchased Assets (normal wear and tear excepted), (C) keep available the services of their respective officers and Employees, (D) maintain satisfactory relationships with licensors, licensees, suppliers, contractors, distributors, consultants, customers and others having business relationships with Sellers in connection with the operation of the Business (other than effects on such relationships as may result from the non-payment of pre-petition Claims), (E) pay all of their respective post-petition obligations in the Ordinary Course of Business and in accordance with the Approved Budget, and (F) continue to operate the Business in all material respects in compliance with all Laws applicable to the Business and Sellers. Without limiting the generality of the foregoing, and except (i) as otherwise expressly provided in or contemplated by this Agreement, or (ii) required, authorized or restricted pursuant to the Bankruptcy Code or an Order of the Bankruptcy Court, on or prior to the Closing Date, Sellers may not, without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed), take any of the following actions with respect to the Business:
(a)    (i) modify in any material manner the compensation of any of the directors, Employees, or officers, or accelerate the payment of any such compensation (other than in the Ordinary Course of Business), (ii) grant, other than year-end bonuses in the Ordinary Course of Business, any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any director, Employee or officer, or (iii) change the title, authority or duties of any director, Employee or officer;

(b)    engage any new Employee other than in the Ordinary Course of Business, provided, however, that Sellers shall not engage any new Employee above the restaurant level whose aggregate annual compensation exceeds $50,000;
(c)    remove or permit to be removed from any building, facility, or real property any Purchased Asset or any Purchased Inventory (other than the sale of Inventory in the Ordinary Course of Business);
(d)    sell, lease or otherwise dispose of, mortgage, hypothecate or otherwise encumber any Purchased Asset (other than sales of Inventory in the Ordinary Course of Business and other than any Liens provided for in the DIP Order);
(e)    amend, terminate or renew any (i) Purchased Contract or Designation Rights Asset that is a Contract (other than any Real Property Lease) with an aggregate value in excess of $50,000, or (ii) Real Property Lease;
(f)    fail to pay any required filing, processing or other fee, or fail to use commercially reasonable efforts to maintain the validity of Sellers’ rights in, to or under any Purchased Intellectual Property;
(g)    fail to use commercially reasonable efforts to maintain all Permits of Sellers, including those used in the operation of the Business;
(h)    make any unusual or extraordinary efforts to collect any outstanding Accounts Receivable or intercompany obligation, liability or Indebtedness, give any discounts or concessions for early payment of such Accounts Receivable or intercompany obligation, liability or Indebtedness, other than the usual discounts given by the Business in the Ordinary Course of Business and make any sales of, or, other than Liens provided for in the DIP Order, convey any interest in, any Accounts Receivable or intercompany obligation, liability or Indebtedness to any third party;
(i)    other than transactions pursuant to agreements or arrangements in effect on the Petition Date as set forth on Schedule 8.6(i), engage in any transaction with any Affiliate (other than the other Sellers), shareholder, officer or director of any Seller (other than in the Ordinary Course of Business), incur or assume any long term or short term debt with or on behalf of any such Person or guarantee, endorse or otherwise be liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any such Person, for the sake of clarity, the Sellers may continue to enter into transactions in the Ordinary Course of Business (except as required in connection with the Bankruptcy Cases) with other Sellers prior to the closing of the transactions contemplated hereby;
(j)    make any change in their method of accounting, except in accordance with GAAP;
(k)    enter into any Contract that would survive the Closing (other than in the Ordinary Course of Business and provided that the term of such Contract does not exceeds one (1) year and that such Contract does not create an obligation of any Seller in excess of $50,000 and, subject to compliance with Section 7.2, other than with respect to an Alternative Proposal prior to the entry of the Sale Order);
(l)    return Inventory with an aggregate value of more than $5,000 to any single vendor unless defective;
(m)    fail to maintain any insurance policy in effect on the date hereof or amend any such policy other than in the Ordinary Course of Business;
(n)    accelerate the payment of any obligation, Liability or Indebtedness of any Seller;
(o)    subject any of the Purchased Assets to any Lien, except for Permitted Exceptions or any Liens created consistent with the DIP Financing;
(p)    acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any material properties or assets (except pursuant to an existing Contract for fair consideration in the Ordinary Course of Business or for the purpose of disposing of obsolete or worthless assets);
(q)    (i) except with respect to remodeling, enter into any commitment for any expenditures in excess of $50,000 for any individual commitment and $125,000 for all commitments in the aggregate, or (ii) enter into any commitment with respect to remodeling other than with respect to Las Colinas Champps as provided in the Approved Budget;
(r)    compromise, settle or agree to settle any pending or threatened action, suit or Legal Proceeding, or consent to the same, other than compromises, settlements or agreements that involve only the payment of money damages not in excess of $50,000 in the aggregate; and
(s)    agree, whether in writing or otherwise, to do any of the foregoing.
Nothing contained in this Agreement shall (i) give Buyer, directly or indirectly, the right to control or direct Sellers’ operations prior to the Closing, (ii) give Sellers, directly or indirectly, the right to control or direct Buyer’s operations prior to the Closing and (iii) prohibit Sellers from paying any and all 503(b)(9) Claims, Claims which if unpaid would result in a mechanics lien and/or Claims related to the Perishable Agricultural Commodities Act (PACA), all only as authorized by a Bankruptcy Court Order and only to the extent permitted to be paid pursuant to the Approved Budget. Prior to the Closing, each of Sellers and Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 8.7 Section 363(b)(1)(A). Buyer shall honor and observe any and all policies of Sellers in effect on the Petition Date prohibiting the transfer of personally identifiable information about individuals and otherwise comply with the requirements of Section 363(b)(1)(A) of the Bankruptcy Code.

Section 8.8 Adequate Assurances Regarding Purchased Contracts and Certain Real Property Leases. With respect to each Purchased Contract and Real Property

Lease set forth on Schedule 1.1(b), Buyer shall provide adequate assurance of the future performance of such Purchased Contract and Real Property Lease by Buyer as required by Sections 365(b)(1)(C) and/or 365(f)(2)(B) of the Bankruptcy Code, as applicable.

Section 8.9 Notification of Certain Matters. Sellers, on the one hand, and Buyer on the other hand, shall each promptly inform the other in writing of the occurrence of any event or circumstance that has prevented or is reasonably expected to prevent any Party from fulfilling the conditions to closing set forth in Article 9.

Section 8.10 Prospective Employees.

(a)    Sellers shall reasonably assist Buyer to engage, in Buyer’s sole and absolute discretion, the services of Sellers’ Employees currently engaged in staffing the Business (“Prospective Employees”), on terms and conditions satisfactory to Buyer and such Prospective Employees. Sellers shall not, and shall not attempt to, engage or transfer the services of any of the Prospective Employees to any other business operated by Sellers or their successors; provided, however, that in the event Buyer engages and then later terminates the services of any Prospective Employee, Sellers may later re-engage the services of such individuals. Buyer shall be provided access to, and be allowed to communicate with, such Prospective Employees. Buyer shall, following consultation with Sellers, identify the names of the Prospective Employees whose services it wishes to engage at least five (5) days prior to the Closing Date (including with respect to all Prospective Employees associated with all Designation Rights Assets). Such individuals (including individuals associated with Designation Rights Assets) who accept such offer or otherwise continue employment with Buyer are hereinafter referred to as the “Buyer Employees.” Buyer shall make commercially reasonable efforts to ensure that the Buyer Employees receive credit for all of their service with Sellers under all welfare and benefit plans for purposes of eligibility and vesting (but not for purposes of accrual of benefits under a defined benefit pension plan), provided that Buyer shall have no obligation to provide any Buyer Employee with any benefit arising under or otherwise relating to Sellers’ Store General Manager Bonus Program. Buyer shall also use commercially reasonable efforts to ensure that no pre existing condition, limitation or exclusion shall apply to participation and coverage for such Buyer Employees under a group welfare or health benefit plan.
(b)    Buyer shall, in consultation with Sellers, be provided access to, and be allowed to communicate with, the Prospective Employees. Sellers shall, subject to restrictions imposed by the Bankruptcy Code, as such may be modified by order of the Bankruptcy Court, be responsible for payment of all compensation due to Prospective Employees with respect to the period prior to the Closing Date, including, but not limited to any unpaid wages, salary, health benefits, severance, WARN Act Liability, or change of control obligations (but excluding unused vacation, sick leave or other paid time off earned and accrued as of the Closing Date by Buyer Employees, which shall be expressly assumed by Buyer pursuant to Section 2.4(i)).
(c)    Nothing herein expressed or implied is intended to confer on any Person other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Section 8.10.

(d)    Nothing contained in this Section 8.10 or elsewhere in this Agreement shall be construed to prevent the termination of employment of any individual Buyer Employee or any change in the employee benefits available to any individual Buyer Employee. Nothing herein shall obligate Buyer to employ any Buyer Employee for any particular length of time following the Closing Date.
Section 8.11 Name Change. Within twenty-one (21) days after the Closing, Sellers shall take all steps necessary to effect a change in their respective corporate names to remove the words “Fox & Hound”, “F&H”, “Champps”, “Bailey’s Sports Grille” and any other names utilized by Sellers in the Business as reasonably identified by Buyer (collectively, the “Seller Names”) from such names. Sellers agree that they shall (i) as promptly as practicable after the Closing Date and in any event within fourteen (14) days following the Closing Date, cease to make any use of the Seller Names or any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or any of the Purchased Intellectual Property or containing or comprising the foregoing, including any name or mark confusingly similar thereto (collectively, the “Seller Marks”), and (ii) immediately after the Closing, cease to hold themselves out as having any affiliation with the Business. As promptly as practicable, Sellers shall remove, strike over, cover, block or substantially obliterate all Seller Marks from any vehicles, displays, signs, promotional materials or other similar materials then owned by them. Sellers also shall act promptly to amend or have reissued each Liquor License that Sellers intend to retain following the Closing Date containing or including any of the Seller Names as an identification of the licensee, so that said license is amended or reissued without any reference to any of the Seller Names. Sellers shall not file a motion in the Bankruptcy Court to convert the Bankruptcy Cases to cases under Chapter 7 of the Bankruptcy Code after the Closing until they have complied in full with their obligations set forth in this Agreement and the Management Agreement and have provided fourteen (14) days’ written notice to Buyer.

Section 8.12 Liquor License Approvals. Sellers shall reasonably cooperate with Buyer in connection with Buyer’s filings with any Governmental Body or third party with respect to any of the Liquor Licenses and obtaining the necessary consents and approvals pertaining to transfer and/or issuance of the Liquor Licenses to Buyer (“Liquor License Approvals”), including by entering into the Management Agreement and if reasonably requested by Buyer, initiating and/or participating in such Legal Proceedings reasonably requested by Buyer to obtain such Liquor License Approvals.

Section 8.13 Certain Financing Matters. In order to assist with the consummation and effectiveness of the Restructured First Lien Credit Agreement, the Restructured Second Lien Credit Agreement and any other financing necessary to consummate the transactions contemplated in this Agreement, Sellers shall request that their respective consultants, advisors and auditors provide such cooperation as Buyer may reasonably request in connection therewith.

Section 8.14 Real Estate Consultant. Sellers shall continue to retain Hilco Real Estate, LLC (the “Consultant”) through the Closing to perform the tasks set forth in that certain Amended Real Estate Consulting and Advisory Services Agreement entered into effective as of December 13, 2013 by and between Parent and the Consultant (the “Consulting Agreement”). Sellers shall permit Buyer to hold weekly telephonic conference calls with the Consultants, Buyer, and Sellers’ officers, Employees, agents, and representatives responsible for implementing the Consulting Agreement, and provide Buyer with draft contracts, draft real property leases (including amendments to existing Real Property Leases), and other information related to the Consulting Agreement as promptly as practicable following receipt thereof and consult with Buyer in connection with the implementation of the tasks set forth in the Consulting Agreement.

Section 8.15 Advisor. Sellers shall continue to retain an advisor acceptable to Buyer to advise and consult with the board and the chief executive officer on the operation of the business through the Closing, it being understood and agreed that Gene Baldwin from Deloitte CRG is acceptable to Buyer.

Section 8.16 WARN Act Notices. At any time prior to Closing, following notice by the Buyer that it does not intend to keep a location open following the Closing, Sellers shall promptly analyze whether WARN Act notices are required to be sent to the Employees of such locations and, if Sellers determine that WARN Act notices are required to be sent, Sellers shall promptly send such WARN Act notices.

ARTICLE IX
CONDITIONS TO CLOSING

Section 9.1 Conditions Precedent to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Buyer in whole or in part to the extent permitted by applicable Law):
(a)    The representations and warranties of Sellers set forth in this Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects at and as of the Closing, except, in all cases, (i) to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects, on and as of such earlier date) and (ii) to the extent any inaccuracy in any such representations and warranties with respect to those representations and warranties made pursuant to Sections 5.2, 5.4, 5.5, 5.9, 5.10, 5.11, 5.13, 5.14, 5.15, 5.17 and 5.19, individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect; and Buyer shall have received a certificate signed by an authorized officer of each Seller, dated the Closing Date, to the foregoing effect;
(b)    Sellers shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by them prior to the Closing Date, and Buyer shall have received a certificate signed by an authorized officer of each Seller, dated the Closing Date, to the forgoing effect;
(c)    Sellers shall have delivered, or caused to be delivered, to Buyer all of the items set forth in Section 4.2;
(d)    Buyer shall have obtained all material Permits reasonably necessary to operate the Business, or as to any material Permits necessary to operate the Business that have not been obtained, such Permits shall be in full force and effect pursuant to the Management Agreement or as Designation Rights Assets pursuant to Section 2.7(c)(viii);
(e)    From the date hereof through the Closing Date, (i) there shall have been no Material Adverse Effect and (ii) the Sellers shall have delivered to Buyer a certificate, dated as of the Closing Date, to such effect;
(f)    The Purchased Assets shall be assumed, assigned and sold to Buyer, as the case may be, by Order of the Bankruptcy Court satisfactory to Buyer in its sole and absolute discretion;
(g)    the aggregate Cure Amounts as determined by the Bankruptcy Court shall not be more than 120% of the aggregate Cure Amounts set forth on Schedule 2.4(m) as of the date hereof, unless otherwise agreed in writing by Buyer in its sole and absolute discretion;
(h)    Buyer shall have received the Restructured First Lien Credit Agreement and related documents (including but not limited to (A) notes evidencing the loans under the Restructured First Lien Credit Agreement, (B) collateral security documents, (C) letter of credit documents, and (D) an intercreditor agreement) consistent in all material respects with this Agreement and the Sale Support Agreement and otherwise in form and substance acceptable to Buyer;
(i)    The Restructured First Lien Loans (as defined in the Acquisition Financing Term Sheet attached as Exhibit A to the Sale Support Agreement) under the Restructured First Lien Credit Agreement in the aggregate shall not exceed the cap on first lien indebtedness in the Intercreditor Agreement, dated as of March 19, 2012, by and among Sellers, the Prepetition First Lien Agent, and the Prepetition Second Lien Agent, as amended;
(j)    The Sale Procedures Order shall have become a Final Order (unless this condition shall have been waived in writing by Buyer); and
(k)    The Sale Order shall have become a Final Order (unless this condition shall have been waived in writing by Buyer).
Section 9.2 Conditions Precedent to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Sellers in whole or in part to the extent permitted by applicable Law):

(a)    The representations and warranties of Buyer set forth in this Agreement qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, at and as of the Closing, except, in all cases, (i) to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date), and (ii) to the extent that any inaccuracy in such representations and warranties, individually or in the aggregate would not reasonably be expected to materially and adversely affect Buyer’s ability to consummate the transactions contemplated by this Agreement; and Sellers shall have received a certificate signed by an authorized officer of Buyer, dated the Closing Date, to the foregoing effect;
(b)    Buyer shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date; and Sellers shall have received a certificate signed by an authorized officer of Buyer, dated the Closing Date, to the foregoing effect;
(c)    Buyer shall have delivered, or caused to be delivered, to Sellers the Purchase Price in accordance with Section 3.1; and
(d)    Buyer shall have delivered, or caused to be delivered, to Sellers all of the items set forth in Section 4.3.
Section 9.3 Conditions Precedent to Obligations of Buyer and Sellers. The respective obligations of Buyer and Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Buyer and Sellers in whole or in part to the extent permitted by applicable Law):

(a)    there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and
(b)    the Committee Settlement Order shall have become a Final Order.
Section 9.4 Frustration of Closing Conditions. Neither Sellers nor Buyer may rely on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE X
NO SURVIVAL

Section 10.1 No Survival of Representations and Warranties. The Parties hereto agree that the representations and warranties contained in this Agreement shall not survive the Closing hereunder, and none of the Parties shall have any liability to each other after the Closing for any breach thereof. The Parties hereto agree that the covenants contained in this Agreement to be performed after the Closing shall survive the Closing hereunder, and each Party hereto shall be liable to the other after the Closing for any breach thereof.

ARTICLE XI
TAX MATTERS

Section 11.1 Transfer Taxes. Sellers shall be responsible for all Transfer Taxes.

Section 11.2 Prorations. All real and personal property Taxes or similar ad valorem obligations levied with respect to the Purchased Assets for any taxable period that includes the

Closing Date and ends after the Closing Date, whether imposed or assessed before or after the Closing Date, shall be prorated between Sellers and Buyer as of 12:01 a.m. (New York time) on the day following the Closing Date. If the exact amount of any real or personal property Taxes is not known on the Closing Date, the apportionment shall be based upon a reasonable amount, without subsequent adjustment.

Section 11.3 Purchase Price Allocation. Within sixty (60) days following the Closing, Buyer shall deliver to Sellers a proposed allocation of the Purchase Price (including the Assumed Liabilities and any other amounts properly included therein) among the Purchased Assets in accordance with Section 1060 of the Code and Treasury Regulations thereunder (and any similar provision of state, local or foreign law, as applicable). Sellers shall have thirty (30) days following receipt of Buyer’s proposed allocation to review and comment on such proposed allocation and Buyer shall consider such comments in good faith. Thereafter, Buyer shall provide Sellers with Buyer’s final allocation schedule (the “Final Allocation”). Sellers and Buyer agree to cooperate with each other in preparing IRS Form 8594 (including any subsequent adjustments required thereto) in a manner consistent with such Final Allocation, and to furnish the other with a copy of such form prepared in draft form within a reasonable period before its filing due date. If such Final Allocation is disputed by any Tax authority or other Governmental Body, Buyer or any Seller receiving notice of such dispute will promptly notify the other Party and the Parties will use their reasonable best efforts to sustain the Final Allocation. Neither Buyer nor Sellers shall take any position (including in any Tax Returns, reports, audits or otherwise) that is inconsistent with such allocation, unless otherwise required pursuant to a final determination by a court of competent jurisdiction or pursuant to a closing agreement with the IRS entered into pursuant to Section 7121 of the Code. The Purchase Price allocation determined in connection with this Section 11.3 shall be utilized for Tax reporting purposes only. For the avoidance of doubt, such allocation shall not be binding upon any Party for purposes other than Tax reporting or used as evidence, or for any other purpose, in connection with any dispute regarding valuation or allocation of the Purchase Price and/or Assumed Liabilities.

ARTICLE XII
MISCELLANEOUS

Section 12.1 Expenses. Except for (a) Transfer Taxes (which shall be governed by Section 11.1, and (b) the Buyer Deposit that may become owed by Buyer to Sellers pursuant to Section 4.5(b), if any, each of Sellers and Buyer shall bear their own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

Section 12.2 Submission to Jurisdiction; Consent to Service of Process.

(a)    Without limiting any Party’s right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court shall retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any Claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and (ii) any and all proceedings related to the foregoing shall be filed and maintained only in the Bankruptcy Court, and the parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court and shall receive notices at such locations as indicated in Section 12.6 hereof; provided, however, that if the Bankruptcy Cases have closed or the Bankruptcy Court refuses to exercise jurisdiction, the Parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the United States District Court for the District of Delaware and any appellate court thereof, for the resolution of any such Claim or dispute. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(b)    Each of the Parties hereto hereby consents to process being served by any Party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 12.6.
Section 12.3 Waiver of Right to Trial by Jury. Each Party to this Agreement waives any right to trial by jury in any action, matter or proceeding regarding this Agreement or any provision hereof.

Section 12.4 Entire Agreement; Amendments and Waivers. This Agreement (including the Schedules and Exhibits hereto) represents the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought or, if such amendment, supplement, modification or waiver can be so construed, by both Parties. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 12.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in the State of Delaware.

Section 12.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or electronic mail (and no notice of failure of delivery was received within a reasonable time after such message was sent) or (iii) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses, facsimile numbers and e‑mail addresses (or to such other address, facsimile number or e‑mail address as a Party may have specified by notice given to the other Party pursuant to this provision):
If to Sellers, to:
F&H Acquisition Corp.
1551 N. Waterfront Parkway, Suite 310
Wichita, Kansas 67206
Attention: Marc Buehler
Facsimile: 972-957-2776
Email: mbuehler@fhrg.com

with a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attention: Adam H. Friedman
Facsimile: 212-451-2222
Email: afriedman@olshanlaw.com

If to the Buyer, to:
Cerberus Business Finance, LLC
875 3rd Avenue, 12th Floor
New York, NY 10022
Attention: Eric Miller
Facsimile: (212) 284-7906
Email: emiller@cerberuscapital.com

with a copy to (which shall not constitute notice):
Klee, Tuchin, Bogdanoff & Stern LLP
1999 Avenue of the Stars, 39th Floor
Los Angeles, California 90067
Attention: Michael L. Tuchin, Esq. and David A. Fidler, Esq.
Facsimile: (310) 407-9090
Email: mtuchin@ktbslaw.com and dfidler@ktbslaw.com

Each Party entitled to notice may change the address to which notices, requests, demands, Claims and other communications hereunder are to be delivered by giving all other Parties notices in the manner herein set forth.

Section 12.7 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 12.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, including, without limitation, any chapter 11 trustee hereinafter appointed for Sellers’ estates or any trustee appointed in a chapter 7 case if the Bankruptcy Cases are converted from chapter 11. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided in this Section 12.8. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Sellers, on the one hand, or Buyer, on the other hand, (by operation of law or otherwise) without the prior written consent of the other Parties hereto and any attempted assignment without the required consents shall be void; provided, however, that Buyer intends to (and may, without the consent of Sellers) assign its rights, interests, and obligations hereunder to one or more of its designees; provided, further, that no such assignment by Buyer to any such designee(s) shall relieve Buyer of its obligations under this Agreement prior to the Closing, which shall remain binding upon Buyer until the Closing (and after the Closing Buyer shall have no obligations under this Agreement).

Section 12.9 [Intentionally Omitted].

Section 12.10 No Recourse. The Parties acknowledge that (i) no past, present or future direct or indirect equity holder of Buyer or any of its Affiliates, (ii) no past, present or future member of any board of directors of Buyer or any of its Affiliates, and (iii) no past, present or future director, officer, member, or employee of Buyer or any of its Affiliates (such Persons described in clauses (i)-(iii) above, the “Non-Recourse Parties”) is a party to this Agreement. The Parties further acknowledge that none of the Non-Recourse Parties, whether individually or collectively, shall have any liability whatsoever of any kind or description for any obligations or liabilities of Buyer under this Agreement or for any Claim based on, in respect of, or by reason of, the transactions contemplated hereby or thereby. Accordingly, the Parties hereby agree that in the event (a) there is any alleged breach or alleged default or breach or default by any Party under this Agreement or (b) any Party has or may have any Claim arising from or relating to the terms of this Agreement, no Party shall, or shall have any right to, commence any proceedings or otherwise seek to impose any Liability whatsoever of any kind or description on or against the Non-Recourse Parties, whether collectively or individually, by reason of such alleged breach, default or Claim.

Section 12.11 No Effect Upon Lending Relationships. Notwithstanding anything contained in this Agreement to the contrary, nothing contained in this Agreement shall affect, limit or impair the rights and remedies of the Prepetition Second Lien Agent, the Cerberus Second Lien Lenders or any of their respective Affiliates, funding or financing sources or any other lenders in each case in their capacities as lenders to Sellers.

Section 12.12 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

SELLERS:

F&H ACQUISITION CORP.
Fox & Hound Restaurant Group
TENT Finance, Inc.,
Fox & Hound of Littleton, Inc.
TENT Restaurant Operations, Inc.
Alabama Fox & Hound, Inc.
Fox & Hound of Arizona, Inc.
Fox & Hound of Colorado, Inc.
F & H Restaurant of Georgia, Inc.
Fox & Hound of Illinois, Inc.
Fox & Hound of Indiana, Inc.
F & H of Iowa, Inc.
Fox & Hound of Kansas, Inc.
Fox & Hound of Kentucky, Inc.
Fox & Hound of Louisiana, Inc.
Fox & Hound of Nebraska, Inc.
Fox & Hound of Maryland, Inc.
Fox & Hound of New Jersey, Inc.
Fox & Hound of New Mexico, Inc.
Fox & Hound of Ohio, Inc.
Fox & Hound of Oklahoma, Inc.
Winston-Salem Fox & Hound, Inc.
Champps Entertainment, Inc.
Champps Operating Corporation
Champps of Maryland, Inc.
F & H Restaurants of Texas, Inc.
F & H Restaurant Corp.
Fox & Hound of Texas, Inc.
Fox & Hound, Inc.
Fox & Hound II, Inc.
F & H of Kennesaw, Inc.
N. Collins Entertainment, Ltd.
505 Entertainment, Ltd.
Raider Beverage Corporation
Rocket Beverage Corporation
Fuqua Beverage Corp.
Jackson Beverage Corporation
Shenandoah Beverage Corp.
Bryant Beverage Corporation
Downtown Beverage Corp.
Willowbrook Beverage Corp.
Champps Entertainment of Texas, Inc.

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

By:___________________________
Name:
Title:

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

BUYER:	CERBERUS BUSINESS FINANCE, LLC (as the Prepetition Second Lien Agent on behalf of the Cerberus Second Lien Lenders and not in its individual capacity) By: Name: Title: